UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May 2018

Commission File Number 1-34694

VEON Ltd.

(formerly VimpelCom Ltd.)

(Translation of registrant’s name into English)

The Rock Building, Claude Debussylaan 88, 1082 MD, Amsterdam, the Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                 Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐.

Information contained in this report

The information set forth in this Form 6-K is hereby incorporated by reference into the registration statements filed with the Securities and Exchange Commission by the registrant on Form F-3 (Registration Nos. 333-213905 and 333-196223).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VEON LTD.
(Registrant)

Date: May 14, 2018

By:	/s/ Scott Dresser
Name:	Scott Dresser
Title:	Group General Counsel

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis is based on, and should be read in conjunction with, our unaudited interim condensed consolidated financial statements as of and for the three months ended March 31, 2018 and 2017, and the related notes, attached hereto.

References to “VEON” and the “VEON Group,” as well as references to “our company,” “the company,” “our group,” “the group,” “we,” “us,” “our” and similar pronouns, are references to VEON Ltd. as of March 30, 2017 and to VimpelCom Ltd. prior to March 30, 2017, an exempted company limited by shares registered in Bermuda, and its consolidated subsidiaries. References to VEON Ltd. are to VEON Ltd. alone as of March 30, 2017 and to VimpelCom Ltd. alone prior to March 30, 2017. The unaudited interim condensed consolidated financial statements as of March 31, 2018 and for the three months ended March 31, 2018 and 2017 attached hereto have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and presented in U.S. dollars. VEON Ltd. adopted IFRS as of January 1, 2009.

The discussion of our business and the telecommunications industry included herein contains references to certain terms specific to our business, including numerous technical and industry terms. Such terms are defined in Exhibit 99.1 to our Annual Report on Form 20-F for the year ended December 31, 2017 (our “2017 Annual Report”). For a comprehensive discussion of our critical accounting estimates and assumptions, please refer to Note 3 to our audited consolidated financial statements included in our 2017 Annual Report.

Certain amounts and percentages that appear in this document have been subject to rounding adjustments. As a result, certain numerical figures shown as totals, including in tables, may not be exact arithmetic aggregations of the figures that precede or follow them.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This document contains estimates and forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). Our estimates and forward-looking statements are mainly based on our current expectations and estimates of future events and trends, which affect or may affect our businesses and operations. All statements other than statements of historical fact are forward-looking statements. The words “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” and similar words are intended to identify estimates and forward-looking statements. Although we believe that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to numerous risks and uncertainties and are made in light of information currently available to us. Many important factors, in addition to the factors described in this document, may adversely affect our results as indicated in forward-looking statements. You should read this document completely and with the understanding that our actual future results may be materially different and worse from what we expect.

Our estimates and forward-looking statements may be influenced by various factors, including without limitation:

●	our plans to implement our strategic priorities;

●	our targets and strategic initiatives in the various countries in which we operate;

●	our ability to develop new revenue streams and achieve portfolio and asset optimizations, digitalize our business model, improve customer experience and optimize our capital structure;

●	our ability to generate sufficient cash flow to meet our debt service obligations, our expectations regarding working capital and the repayment of our debt and our projected capital requirements;

●	our goals regarding value, experience and service for our customers, as well as our ability to retain and attract customers and to maintain and expand our market share positions;

●	our expectations regarding our capital expenditures and operational expenditures in and after 2018 and our ability to meet our projected capital requirements;

●

our plans to develop, provide and expand our products and services, including operational and network development, optimization and investment, such as expectations regarding the roll-out and benefits of 3G/4G/LTE/5G networks or other networks, broadband services and integrated products and services, such as fixed-mobile convergence;

VEON Ltd | Management’s Discussion and Analysis of Financial Condition and Results of Operations	1

●

our ability to execute our business strategy successfully and to complete, and achieve the expected synergies from, our existing and future transactions, such as the joint venture with CK Hutchison Holdings Limited (“Hutchison”), through which we jointly own and operate our telecommunications businesses comprised of the historical Hutchison business, 3 Italia S.p.A. and the historical VEON business, Wind Telecomunicazioni S.p.A., in Italy (the “Italy Joint Venture”);

●	our expectations as to pricing for our products and services in the future, improving our ARPU and our future costs and operating results;

●	our ability to meet license requirements, to obtain, maintain, renew or extend licenses, frequency allocations and frequency channels and to obtain related regulatory approvals;

●	our plans regarding marketing and distribution of our products and services, including customer loyalty programs

●	our plans regarding our dividend payments and policies, as well as our ability to receive dividends, distributions, loans, transfers or other payments or guarantees from our subsidiaries;

●	our expectations regarding our competitive strengths, customer demands, market trends and future developments in the industry and markets in which we operate;

●

possible adverse consequences resulting from our agreements announced on February 18, 2016 with the U.S. Securities and Exchange Commission (“SEC”), the U.S. Department of Justice (“DOJ”), and the Dutch Public Prosecution Service (Openbaar Ministerie) (“OM”), as well as any litigation or additional investigations related to or resulting from the agreements, any changes in company policy or procedure resulting from the review by the independent compliance monitor, the duration of the independent compliance monitor’s review, and VEON Ltd.’s compliance with the terms of the resolutions with the DOJ, SEC, and OM; and

●	other statements regarding matters that are not historical facts.

These statements are management’s best assessment of our strategic and financial position and of future market conditions, trends and other potential developments. While they are based on sources believed to be reliable and on our management’s current knowledge and best belief, they are merely estimates or predictions and cannot be relied upon. We cannot assure you that future results will be achieved. The risks and uncertainties that may cause our actual results to differ materially from the results indicated, expressed or implied in the forward-looking statements used in this document include:

●

risks relating to changes in political, economic and social conditions in each of the countries in which we operate (including as a result of armed conflict) such as any harm, reputational or otherwise, that may arise due to changing social norms, our business involvement in a particular jurisdiction or an otherwise unforeseen development in science or technology;

●

in each of the countries in which we operate, risks relating to legislation, regulation, taxation and currency, including costs of compliance, currency and exchange controls, currency fluctuations, and abrupt changes to laws, regulations, decrees and decisions governing the telecommunications industry and the taxation thereof, laws on foreign investment, anti-corruption and anti-terror laws, economic sanctions and their official interpretation by governmental and other regulatory bodies and courts;

●

risks related to the impact of export and re-export restrictions on our and our suppliers’ ability to procure products, technology, or software necessary for the service, production and satisfactory delivery of supplies, support services, and equipment that we source from them—as an example, in April 2018, the U.S. Department of Commerce issued a Denial Order under the Export Administration Regulations issued to ZTE Corporation (“ZTE”), an important third-party supplier, which prohibits, among other things, exports and re-exports of U.S. products, technology and software to and from ZTE and restricts our ability to receive certain services from ZTE; each of which could lead to service degradation and disruptions in certain markets;

●	risks relating to a failure to meet expectations regarding various strategic initiatives, including, but not limited to, the performance transformation program;

●

risks related to solvency and other cash flow issues, including our ability to raise the necessary additional capital and incur additional indebtedness, the ability of our subsidiaries to make dividend payments, our ability to develop additional sources of revenue and unforeseen disruptions in our revenue streams;

●	risks that the various regulatory agencies or other parties with whom we are involved in legal challenges, tax disputes or appeals may not find in our favor;

●

risks relating to our company and its operations in each of the countries in which we operate, including demand for and market acceptance of our products and services, regulatory uncertainty regarding our licenses, frequency allocations and numbering capacity, constraints on our spectrum capacity, availability of line capacity, intellectual property rights protection, labor issues, interconnection agreements, equipment failures and competitive product and pricing pressures;

●

risks related to developments from competition, unforeseen or otherwise, in each of the countries in which we operate including our ability to keep pace with technological change and evolving industry standards;

●

risks associated with developments in the investigations by, and the agreements with, the DOJ, SEC and OM and any additional investigations or litigation that may be initiated relating to or arising out of any of the foregoing, and the costs associated therewith, including relating to remediation efforts and enhancements to our compliance programs, and the review by the independent compliance monitor;

VEON Ltd | Management’s Discussion and Analysis of Financial Condition and Results of Operations	2

●	risks related to the activities of our strategic shareholders, lenders, employees, joint venture partners, representatives, agents, suppliers, customers and other third parties;

●

risks associated with our existing and future transactions, including with respect to realizing the expected synergies of closed transactions, such as the Italy Joint Venture, satisfying closing conditions for new transactions, obtaining regulatory approvals and implementing remedies;

●

risks associated with data protection, cyber-attacks or systems and network disruptions, or the perception of such attacks or failures in each of the countries in which we operate, including the costs associated with such events and the reputational harm that could arise therefrom;

●	risks related to the ownership of our American Depositary Receipts, including those associated with VEON Ltd.’s status as a Bermuda company and a foreign private issuer; and

●	other risks and uncertainties, including those set forth in “Item 3—Key Information—D. Risk Factors” in our 2017 Annual Report.

These factors and the other risk factors described in our 2017 Annual Report are not necessarily all of the factors that could cause actual results to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors also could harm our future results. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Under no circumstances should the inclusion of such forward-looking statements in this document be regarded as a representation or warranty by us or any other person with respect to the achievement of results set out in such statements or that the underlying assumptions used will in fact be the case. Therefore, you are cautioned not to place undue reliance on these forward-looking statements.

The forward-looking statements included in this document are made only as of the date of the filing of this document. We cannot assure you that any projected results or events will be achieved. Except to the extent required by law, we disclaim any obligation to update or revise any of these forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should refer to our periodic and current reports filed or furnished, as applicable, with the SEC for specific risks which could cause actual results to be significantly different from those expressed or implied by these forward-looking statements.

OVERVIEW

VEON is an international communications and technology company, headquartered in Amsterdam. As a global provider of connectivity, our ambition is to lead the personal internet revolution for our customers now, and in the future. Present in some of the world’s most dynamic markets, VEON provides more than 200 million customers with voice, fixed broadband, data and digital services. VEON offers services to customers in 12 countries including Russia, Pakistan, Algeria, Bangladesh, Ukraine, Uzbekistan, Kazakhstan, Kyrgyzstan, Tajikistan, Armenia, Georgia and Laos. We provide services under the “Beeline,” “Kyivstar,” “banglalink,” “Jazz” and “Djezzy” brands.

The Italy Joint Venture offers services to customers in Italy. It provides services to more than 30 million customers under the “WIND” and “3” brands.

BASIS OF PRESENTATION OF FINANCIAL RESULTS

Our unaudited interim condensed consolidated financial statements attached hereto include the financial positions of VEON Ltd. and its consolidated subsidiaries. All intercompany positions and results from transactions have been eliminated upon consolidation. We have used the equity method of accounting for companies in which we have significant influence and joint control, such as the Italy Joint Venture. Generally, this represents voting rights of at least 20.0% and not more than 50.0%.

We and our subsidiaries paid taxes computed on income reported for local statutory tax purposes. We based this computation on local statutory tax rules, which differ substantially from IFRS. Certain items that are capitalized under IFRS are recognized under local statutory accounting principles as an expense in the year paid. In contrast, numerous expenses reported in the financial statements prepared under IFRS are not tax deductible under local legislation. As a consequence, as a general matter, our effective tax rate is different under IFRS from the statutory rate.

REPORTABLE SEGMENTS

We present our reportable segments based on economic environments and stages of development in different geographical areas, requiring different investment and marketing strategies.

VEON Ltd | Management’s Discussion and Analysis of Financial Condition and Results of Operations	3

As of March 31, 2018, our reportable segments consist of the eight following segments: Russia, Pakistan, Algeria, Bangladesh, Ukraine, Uzbekistan, the Italy Joint Venture and HQ (transactions related to management activities within our group in Amsterdam and London). Since January 1, 2017, management has also included the Italy Joint Venture as a reportable segment due to its increased contribution to our overall financial results and position. We do not control the Italy Joint Venture and therefore account for the Italy Joint Venture using the equity method and do not fully consolidate its results into our financial statements.

The “Others” category is not a reportable segment but only a reconciling between our eight reportable segments and our total revenue and Adjusted EBITDA. “Others” represents our operations in Kazakhstan, Kyrgyzstan, Armenia, Tajikistan, Georgia and Laos, as well as intercompany eliminations and costs relating to centrally managed operations monitored outside of VEON’s headquarters. As of March 31, 2017, our operations in Laos and Tajikistan were classified as held for sale. For further details please see Note 12 to our unaudited interim condensed consolidated financial statements attached hereto.

FACTORS AFFECTING COMPARABILITY OF PRIOR PERIODS

In general, our unaudited interim condensed consolidated financial statements and related notes incorporated hereto and the following discussion and analysis reflect the contribution of the operators we acquired from their respective dates of acquisition or consolidation. Therefore, such acquisitions affect the comparability of data between periods.

KEY DEVELOPMENTS DURING THE FIRST QUARTER OF 2018

Appointment of Ursula Burns as Executive Chairman and Departure of Former CEO Jean-Yves Charlier

On March 27, 2018, VEON announced the appointment of Ursula Burns as Executive Chairman. Ms. Burns has served as Chairman of the VEON Supervisory Board since July 2017 and her appointment as Executive Chairman follows the resignation of former CEO Jean-Yves Charlier, who left the company after leading VEON for the past three years. VEON also announced that the Supervisory Board is undertaking a search for a new CEO, and once a replacement is named and installed, Ms. Burns will revert to her role as Chairman of the Board.

Kyivstar and Banglalink acquired spectrum and 4G/LTE licenses; VEON now launched 4G/LTE in all operating countries

In February and March 2018, VEON’s subsidiary in Ukraine, Kyivstar, acquired spectrum in the 2600MHz and 1800MHz band suitable for 4G/LTE, for a total consideration of approximately USD 137 million. Following this acquisition, Kyivstar has the largest amount of contiguous spectrum in both the 1800MHz and 2600MHz bands, which will enable the company to increase the geographical coverage of its high-speed data network in Ukraine, further strengthening its position as the market leader in the country.

In February 2018, Banglalink was awarded technology neutral spectrum in the 1800 and 2100 MHz bands. The spectrum allows Banglalink to double its 3G network capacity. In parallel, Banglalink also acquired a 4G/LTE license, allowing the company to launch a high-speed data network. The total investment amounts to approximately USD 309 million for the spectrum, excluding VAT. The company paid approximately USD 35 million excluding VAT to convert its existing spectrum holding in 900 MHz and 1800 MHz into technology neutral spectrum and approximately USD 1 million excluding VAT to acquire the 4G/LTE license.

With the launch of 4G/LTE in Ukraine and Bangladesh during the first quarter of 2018, VEON is now offering 4G/LTE services in all of its operating countries.

Yarovaya law investments

On 12 April 2018, the Russian Government adopted implementing regulation regarding data storage requirements under Federal Law No 374-FZ of 6 July 2016 (the “Yarovaya Law”). Telecom operators are required to store voice and SMS communications starting from 1 July 2018 and are required to store data communications from 1 October 2018. Data should be stored for up to 6 months. Discussions are still ongoing with competent authorities on how to practically implement this law. The current best estimate for total Yarovaya law expenditures is RUB 45 billion over 5 years, of which approximately RUB 6 billion in FY 2018.

Withdrawal of mandatory tender offer in relation to Global Telecom Holding S.A.E

On April 2, 2018, VEON notified the Egyptian Financial Regulatory Authority (FRA) that, given the lapse of time and absence of approval, VEON was withdrawing the Mandatory Tender Offer (MTO) filed on November 8, 2017, and did not intend to proceed with another MTO at this time. VEON had submitted an application to the FRA seeking approval for a MTO for any and all shares of Global Telecom Holding S.A.E. not owned by VEON. Cash in the amount of US$987 million, which was pledged as collateral for the MTO, has been released as of March 31, 2018.

VEON Ltd | Management’s Discussion and Analysis of Financial Condition and Results of Operations	4

Exit from Euroset Holding N.V. Joint Venture

On July 7, 2017, PJSC VimpelCom, a subsidiary of the Company, entered into a Framework Agreement with PJSC MegaFon (“MegaFon”) to unwind their retail joint venture, Euroset Holding N.V. (“Euroset”). Under the agreement, MegaFon acquired PJSC VimpelCom’s 50% interest in Euroset and PJSC VimpelCom paid RUB 1.20 billion (approximately US$21 million) and acquired rights to 50% of Euroset’s approximately 4,000 retail stores in Russia. The transaction was successfully completed on February 22, 2018 and was accounted for as an asset acquisition, primarily the acquisition of contract-based intangible assets representing the right to use of retail stores.

VEON has completed sale of Laos operations; entered into an agreement to sell operations in Tajikistan

VEON has completed the sale of its 78% stake in Laos to the Government of the Lao People’s Democratic Republic. Furthermore, VEON has entered into an agreement to sell its 98% share in Tacom LLC, VEON’s operating subsidiary in Tajikistan, to ZET Mobile Limited. The transaction is subject to the satisfaction of certain conditions, including receipt of necessary regulatory approvals.

ZTE Denial Order

In April 2018, the U.S. Department of Commerce imposed an export Denial Order under the Export Administration Regulations on ZTE Corporation (“ZTE”), an important third-party supplier. The Denial Order is publicly available on the website of the U.S. Department of Commerce. Among other restrictions, the Denial Order prohibits exports and re-exports of U.S. products, technology and software to and from ZTE and restricts our ability to receive certain services from ZTE. We continue to assess the implications of the Denial Order and are taking necessary and appropriate remedial measures to mitigate any impact. We have restricted our dealings with ZTE as required under the Denial Order and, in certain circumstances, the restrictions imposed by the Denial Order could lead to service degradation and disruptions in certain markets.

LITIGATION DEVELOPMENTS

See Note 15 – Risks, Commitments, Contingencies and Uncertainties to our unaudited interim condensed consolidated financial statements, which is incorporated by reference hereto, for litigation and regulatory disclosure that supplements the disclosure in Note 26 – Risks, Commitments, Contingencies and Uncertainties to our audited consolidated financial statements included in our 2017 Annual Report.

RESULTS OF OPERATIONS

REPORTING AND FUNCTIONAL CURRENCIES

We use the U.S. dollar as our reporting currency. The functional currencies of our group are the Russian ruble in Russia, the Pakistani rupee in Pakistan, the Algerian dinar in Algeria, the Bangladeshi taka in Bangladesh, the Ukrainian hryvnia in Ukraine and the Uzbek som in Uzbekistan. The functional currency of the Italy Joint Venture is the euro.

VEON Ltd | Management’s Discussion and Analysis of Financial Condition and Results of Operations	5

THREE MONTHS ENDED MARCH 31, 2018 COMPARED TO THREE MONTHS ENDED MARCH 31, 2017

	Three months ended March 31,
In millions of U.S. dollars	2018	2017

Consolidated income statements data:
Service revenue	2,156	2,202
Sale of equipment and accessories	61	51
Other revenue	33	28

Total operating revenue	2,250	2,281

Service costs	(438)	(443)
Cost of equipment and accessories	(59)	(56)
Selling, general and administrative expenses	(899)	(921)
Depreciation	(346)	(390)
Amortization	(126)	(122)
Impairment (loss) / reversal	(3)	3
Loss on disposals of non-current assets	(17)	(7)

Total operating expenses	(1,888)	(1,936)

Operating profit	362	345

Finance costs	(217)	(215)
Finance income	19	22
Other non-operating losses	(9)	(36)
Shares of loss of joint ventures and associates	(130)	(101)
Net foreign exchange gain	12	115

Profit / (loss) before tax	37	130

Income tax expense	(119)	(141)

Profit / (loss) for the period	(82)	(11)

Attributable to:
The owners of the parent	(109)	(5)
Non-controlling interest	27	(6)

	(82)	(11)

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The tables below show for the periods indicated selected information about the results of operations in each of our reportable segments. For more information regarding our segments, see Note 4 to our unaudited interim condensed consolidated financial statements attached hereto.

TOTAL OPERATING REVENUE

	Three months ended March 31,
In millions of U.S. dollars	2018	2017

Russia	1,166	1,097
Pakistan	368	370
Algeria	203	232
Bangladesh	129	151
Ukraine	156	143
Uzbekistan	76	153
HQ	—	—
Others	152	135

Total operating revenue	2,250	2,281

During the three month periods ended March 31, 2018 and 2017, we generated revenue from providing voice, data and other telecommunication services through a range of traditional and broadband mobile and fixed technologies, as well as selling equipment and accessories.

Our consolidated total operating revenue decreased by 1% to US$2,250 million during the three months ended March 31, 2018 compared to US$2,281 million during the three months ended March 31, 2017, primarily due to a decrease of total operating revenue in Uzbekistan due to the local currency liberalization in September 2017, in Algeria primarily due to a customer base erosion as a result of competitive pressure in the market and in Bangladesh due to decreased voice revenue and aggressive price competition in the market. The decrease was partially offset by an increase in Russia primarily due to increased data revenue and the ruble strengthening and in Ukraine driven by successful commercial activities, and continued strong growth of mobile data customers.

The discussion of revenue by reportable segments includes intersegment revenue. The management assesses the performance of each reportable segment on this basis because it believes the inclusion of intersegment revenue better reflects the true performance of each segment on a standalone basis.

TOTAL OPERATING EXPENSES

Our consolidated total operating expenses decreased by 2% to US$1,888 million during the three months ended March 31, 2018 compared to US$1,936 million during the three months period ended March 31, 2017, primarily as a result of decrease of sale, general and administrative expenses.

ADJUSTED EBITDA

	Three months ended March 31,
In millions of U.S. dollars	2018	2017

Russia	443	409
Pakistan	175	154
Algeria	91	114
Bangladesh	47	69
Ukraine	89	77
Uzbekistan	34	79
HQ	(80)	(76)
Others	55	35

Total Adjusted EBITDA	854	861

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Our consolidated Adjusted EBITDA decreased by 1% to US$854 million during the three months ended March 31, 2018 compared to US$861 million during the three months ended March 31, 2017, mainly due to decreased revenue as discussed above.

OPERATING PROFIT

Our consolidated operating profit decreased to US$362 million in the three months ended March 31, 2018 compared to US$345 million in the three months ended March 31, 2017 primarily due to decreased total operating revenues.

NON-OPERATING PROFITS AND LOSSES

Finance costs

Our consolidated finance costs increased by 1% to US$217 million in the three months ended March 31, 2018 compared to US$215 million in the three months ended March 31, 2017, primarily due to higher commitment fee costs, which was partially offset by lower average indebtedness and a lower average effective interest rate on our debt.

Finance income

Our consolidated finance income decreased to US$19 million in the three months ended March 31, 2018 compared to US$22 million in the three months ended March 31, 2017, primarily due to the MTO collateral deposit earning lower interest than our standard deposits.

Other non-operating losses

We recorded US$9 million of other non-operating losses during the three months ended March 31, 2018 compared to US$36 million of losses during the three months ended March 31, 2017. The change was mainly driven by a net gain of US$4 million on other derivatives revaluation during the three months ended March 31, 2018, as compared to US$34 million of losses during the comparable period of 2017.

Shares of loss of joint ventures and associates

We recorded a loss of US$130 million from our investments in joint ventures and associates in the three months ended March 31, 2018 compared to a loss of US$101 million in the three months ended March 31, 2017 mainly driven by losses from the Italy Joint Venture. The Italy Joint Venture losses were mainly driven by integration costs, as well as accelerated depreciation and amortization recorded during the three months ended March 31, 2018, primarily as a result of the reduction in the useful life of network assets due to the network modernization program.

Net foreign exchange gain

We recorded a gain of US$12 million from foreign currency exchange in the three months ended March 31, 2018 compared to a gain of US$115 million from foreign currency exchange in the three months ended March 31, 2017. The decrease in net foreign exchange gains was primarily attributable to lower appreciation of Russian ruble.

INCOME TAX EXPENSE

The statutory income tax rates during the three months ended March 31, 2018 and 2017 for each reportable segment were as follows:

	Three months ended March 31,
	2018	2017

Russia	20.0%	20.0%
Pakistan	30.0%	30.0%
Algeria	26.0%	26.0%
Bangladesh	45.0%	45.0%
Ukraine	18.0%	18.0%
Uzbekistan (including subnational tax)	53.3%	53.3%

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Our consolidated income tax expense decreased by 16% to US$119 million in the three months ended March 31, 2018 compared to US$141 million in the three months ended March 31, 2017.

The decrease in income taxes was primarily due lower profitability in countries with a higher nominal tax rate. Our effective tax rate in absolute terms was minus 321.6% for the three months ended March 31, 2018, as compared to 108.5% for the three months ended March 31, 2017. The difference was primarily driven by non-deductible expenses in respect of share of loss of joint ventures and associates, reducing profit before tax by US$130 million, as well as profitability in countries with a higher nominal rate and income tax losses for which no deferred tax-asset has been recognized.

For more information regarding income tax expenses, please refer to Note 6 of our unaudited interim condensed consolidated financial statements attached hereto.

PROFIT / (LOSS) FOR THE PERIOD

In the three months ended March 31, 2018, our consolidated loss for the period was US$82 million, compared to a consolidated loss of US$11 million for the three months ended March 31, 2017. The increase in consolidated loss from continuing operations is primarily a result of the reasons described above in “—Non Operating Profits and Losses.”

PROFIT / (LOSS) FOR THE PERIOD ATTRIBUTABLE TO THE OWNERS OF THE PARENT

In the three months ended March 31, 2018, the consolidated loss for the period attributable to the owners of the parent was US$109 million compared to a loss of US$5 million in the three months ended March 31, 2017. The change was mainly due to the lower gain from foreign currency exchange due to the lower Russian Ruble appreciation and the other reasons described above in “—Non Operating Profits and Losses”.

PROFIT / (LOSS) FOR THE PERIOD ATTRIBUTABLE TO NON CONTROLLING INTEREST

Our profit for the period attributable to non-controlling interest was US$23 million in the three months ended March 31, 2018 compared to a loss of US$6 million in the three months ended March 31, 2017. The change was mainly due to net profit recognized by our operations in Pakistan, Algeria, Kazakhstan and Georgia in the first quarter of 2018.

RUSSIA

RESULTS OF OPERATIONS IN US$

	Three months ended March 31,

In millions of U.S. dollars (except as indicated)	2018	2017	‘17-18 % change

Total operating revenue	1,166	1,097	6%

Mobile service revenue	954	890	7%

- of which FMC(1)	30	16	82%

- of which mobile data	266	236	13%

Fixed-line service revenue	156	164	-5%

Sales of equipment, accessories and other	56	42	32%

Operating expenses	723	688	5%

Adjusted EBITDA	443	409	8%

Adjusted EBITDA margin	38.0%	37.3%	0.7pp

(1)	Fixed-mobile convergence services (“FMC”)

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RESULTS OF OPERATIONS IN RUB

	Three months ended March 31,
In millions of RUB (except as indicated)	2018	2017	‘17-18 % change

Total operating revenue	66,351	64,507	3%

Mobile service revenue	54,282	52,348	4%

- of which FMC	1,709	969	76%

- of which mobile data	15,138	13,903	9%

Fixed-line service revenue	8,867	9,660	-8%

Sales of equipment, accessories and other	3,202	2,498	28%

Operating expenses	41,147	40,437	2%

Adjusted EBITDA	25,204	24,070	5%

Adjusted EBITDA margin	38.0%	37.3%	0.7pp

SELECTED PERFORMANCE INDICATORS

	Three months ended March 31,

	2018	2017	‘17-18 % change

Mobile
Customers in millions	56.3	57	-1%
ARPU in US$	5.5	5.1	8%
ARPU in RUB	315	302	4%
Mobile data customers in millions	36.7	36.4	1%

THREE MONTHS ENDED MARCH 31, 2018 COMPARED TO THREE MONTHS ENDED MARCH 31, 2017

Our total operating revenue in Russia increased by 6% to US$1,166 million in the three months ended March 31, 2018 compared to US$1,097 million in the three months ended March 31, 2017 primarily due to growth in mobile data, other value-added services, mobile financial services and sales of equipment and accessories, and the strengthening of the Russian ruble.

In functional currency terms, total operating revenue increased by 3% to RUB 66,351 million in the three months ended March 31, 2018.

ADJUSTED EBITDA

Our Russia Adjusted EBITDA increased by 8% to US$443 million in the three months ended March 31, 2018 compared to US$409 million in the three months ended March 31, 2017 due to the strengthening of the Russian ruble and increased revenue, partially offset by the Euroset integration costs of approximately US$10.5 million in the first quarter of 2018.

In functional currency terms, our Russia Adjusted EBITDA increased by 5% in the three months ended March 31, 2018.

SELECTED PERFORMANCE INDICATORS

As of March 31, 2018, we had 56.3 million mobile customers in Russia, including 0.9 million FMC customers, representing a decrease of 1% from 57 million mobile customers as of March 31, 2017, due to a decrease of sales activities.

In the three months ended March 31, 2018, our mobile ARPU in Russia increased by 8% to US$5.5 compared to US$5.1 in the three months ended March 31, 2017, primarily as a result of increased data revenue and the strengthening of the ruble. In functional currency terms, mobile ARPU in Russia increased by 4%.

VEON Ltd | Management’s Discussion and Analysis of Financial Condition and Results of Operations	10

As of March 31, 2018, we had 36.7 million mobile data customers, representing an increase of 1% from 36.4 million. The increase was mainly due to the increased smartphone penetration.

PAKISTAN

RESULTS OF OPERATIONS IN US$

	Three months ended March 31,
In millions of U.S. dollars (except as indicated)	2018	2017	‘17-18 % change

Total operating revenue	368	370	-1%

Mobile service revenue	341	345	-1%

- of which mobile data	63	50	26%

Sales of equipment, accessories and other	27	24	11%

Operating expenses	193	215	-10%

Adjusted EBITDA	175	154	13%

Adjusted EBITDA margin	47.5%	41.8%	5.7pp

RESULTS OF OPERATIONS IN PKR

	Three months ended March 31,
In millions of PKR (except as indicated)	2018	2017	‘17-18 % change

Total operating revenue	40,943	38,736	6%

Mobile service revenue	37,960	36,196	5%

- of which mobile data	7,003	5,230	34%

Sales of equipment, accessories and other	2,982	2,540	17%

Operating expenses	21,500	22,548	-5%

Adjusted EBITDA	19,442	16,188	20%

Adjusted EBITDA margin	47.5%	41.8%	5.7pp

SELECTED PERFORMANCE INDICATORS

	Three months ended March 31,
	2018	2017	‘17-18 % change

Mobile

Customers in millions	55.1	52.5	5%

ARPU in US$	2.1	2.2	-5%

ARPU in PKR	232	231	0%

Mobile data customers in millions	30.5	26.3	16%

VEON Ltd | Management’s Discussion and Analysis of Financial Condition and Results of Operations	11

THREE MONTHS ENDED MARCH 31, 2018 COMPARED TO THREE MONTHS ENDED MARCH 31, 2017

MOBILE REVENUE

In the three months ended March 31, 2018, our Pakistan total operating revenue decreased by 1% to US$368 million in the three months ended March 31, 2018 compared to US$370 million in the three months ended March 31, 2017, primarily as a result of a devaluation of the local currency.

In functional currency terms, our Pakistan total operating revenue increased by 6% as a result an acceleration of mobile data revenue growth of 34% year on year, driven by an increase in data customers due to higher bundle penetration and continued data network expansion.

ADJUSTED EBITDA

Our Pakistan Adjusted EBITDA increased by 13% to US$175 million in the three months ended March 31, 2018 compared to US$154 million in the three months ended March 31, 2017 driven by revenue growth, operating expenses synergies and the phasing-out of merger integration costs. The increase was partially offset by a devaluation of the local currency.

In functional currency terms, our Pakistan Adjusted EBITDA increased by 20%.

SELECTED PERFORMANCE INDICATORS

As of March 31, 2018, we had 55.1 million customers in Pakistan, representing an increase of 5% from 52.5 million customers as of March 31, 2017, primarily driven by a continued increase in customer acquisition combined with lower churn.

In the three months ended March 31, 2018, our mobile ARPU in Pakistan decreased by 5% to US$2.1 compared to US$2.2 in the three months ended March 31, 2017 driven by a devaluation of the local currency. In functional currency terms, mobile ARPU in Pakistan increased in the three months ended March 31, 2018 to PKR 232 compared to PKR 231in the three months ended March 31, 2017.

As of March 31, 2018, we had 30.5 million mobile data customers in Pakistan, representing an increase of 16% from 26.3 million mobile data customers as of March 31, 2017. The increase was due to customer base migration to bundled tariff plans and 3G expansion.

ALGERIA

RESULTS OF OPERATIONS IN US$

	Three months ended March 31,
In millions of U.S. dollars (except as indicated)	2018	2017	‘17-18 % change

Total operating revenue	203	232	-13%

Mobile service revenue	201	228	-12%

- of which mobile data	43	25	73%

Sales of equipment, accessories and other	1	4	-72%

Operating expenses	112	118	-5%

Adjusted EBITDA	91	114	-20%

Adjusted EBITDA margin	44.9%	49.2%	-4.4pp

VEON Ltd | Management’s Discussion and Analysis of Financial Condition and Results of Operations	12

RESULTS OF OPERATIONS IN DZD

	Three months ended March 31,
In millions of DZD (except as indicated)	2018	2017	‘17-18 % change

Total operating revenue	23,115	25,487	-9%

Mobile service revenue	22,983	25,028	-8%

- of which mobile data	4,960	2,760	80%

Sales of equipment, accessories and other	132	459	-71%

Operating expenses	12,744	12,942	-2%

Adjusted EBITDA	10,371	12,545	-17%

Adjusted EBITDA margin	44.9%	49.2%	-4.4pp

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SELECTED PERFORMANCE INDICATORS

	Three months ended March 31,
	2018	2017	‘17-18 % change

Mobile

Customers in millions	15.3	16.1	-5%

ARPU in US$	4.4	4.7	-5%

ARPU in DZD	504	513	-2%

Mobile data customers in millions	8	7.1	13%

THREE MONTHS ENDED MARCH 31, 2018 COMPARED TO THREE MONTHS ENDED MARCH 31, 2017

MOBILE REVENUE

Our Algeria total operating revenue decreased by 13% to US$203 million in the three months ended March 31, 2018 compared to US$232 million in the three months ended March 31, 2017 primarily due to continued erosion in the customer base and decreased ARPU as a result of competitive pressure in the market. Data revenue growth, however, remained strong due to higher usage and an increase in data customers as a result of the rollout of 3G and 4G/LTE networks.

In functional currency terms, total operating revenue in Algeria decreased by 9%.

ADJUSTED EBITDA

Our Algeria Adjusted EBITDA decreased by 20% to US$91 million in the three months ended March 31, 2018 compared to US$114 million in the three months ended March 31, 2017 primarily due to the decrease in total revenues, as discussed above.

In functional currency terms, our Algeria Adjusted EBITDA decreased by 17%.

SELECTED PERFORMANCE INDICATORS

Customers in our Algeria segment decreased by 5% to approximately 15.3 million as of March 31, 2018 compared to 16.1 million customers as of March 31, 2017. The decrease was mainly due to competitive pressure in the market.

In the three months ended March 31, 2018, our mobile ARPU in Algeria decreased by 5% to US$4.4 compared to US$4.7 in the three months ended March 31, 2017. In functional currency terms, our mobile ARPU in Algeria decreased by 2%, mainly due to aggressive price competition and high-value customer churn.

As of March 31, 2018, we had approximately 8 million mobile data customers in Algeria, representing an increase of 13% from the 7.1 million mobile data customers as of March 31, 2017. The increase was mainly due to the acceleration of 3G and 4G/LTE networks deployment and increased smartphone penetration.

VEON Ltd | Management’s Discussion and Analysis of Financial Condition and Results of Operations	14

BANGLADESH

RESULTS OF OPERATIONS IN US$

	Three months ended March 31,
In millions of U.S. dollars (except as indicated)	2018	2017	‘17-18 % change

Total operating revenue	129	151	-14%

Mobile service revenue	125	147	-15%

- of which mobile data	20	19	3%

Sales of equipment, accessories and other	4	4	3%

Operating expenses	83	82	2%

Adjusted EBITDA	47	69	-34%

Adjusted EBITDA margin	36.1%	45.9%	-9.8p

RESULTS OF OPERATIONS IN BDT

	Three months ended March 31,
In millions of BDT (except as indicated)	2018	2017	‘17-18 % change

Total operating revenue	10,730	12,006	-11%

Mobile service revenue	10,392	11,693	-11%

- of which mobile data	1,649	1,528	8%

Sales of equipment, accessories and other	338	313	8%

Operating expenses	6,860	6,489	6%

Adjusted EBITDA	3,870	5,517	-30%

Adjusted EBITDA margin	36.1%	46.0%	-9.8p

SELECTED PERFORMANCE INDICATORS

	Three months ended March 31,
	2018	2017	‘17-18 % change

Mobile

Customers in millions	32.2	30.5	6%

ARPU in US$	1.3	1.6	-18%

ARPU in BDT	109	128	-15%

Mobile data customers in millions	18.1	15.0	21%

VEON Ltd | Management’s Discussion and Analysis of Financial Condition and Results of Operations	15

THREE MONTHS ENDED MARCH 31, 2018 COMPARED TO THREE MONTHS ENDED MARCH 31, 2017

Our Bangladesh total operating revenue decreased by 14% to US$129 million in the three months ended March 31, 2018 compared to US$151 million in the three months ended March 31, 2017 primarily due to the gap in 3G network coverage compared to the market leader. The market remains characterized by intense price competition especially in relation to data.

In functional currency terms, total operating revenue in Bangladesh decreased by 11%.

ADJUSTED EBITDA

Our Bangladesh Adjusted EBITDA decreased by 34% to US$47 million in the three months ended March 31, 2018 compared to US$69 million in the three months ended March 31, 2017 primarily due to lower revenue, as discussed above, an increase of customer acquisition costs and an increase of technology-related costs.

In functional currency terms, our Bangladesh Adjusted EBITDA decreased by 31%.

SELECTED PERFORMANCE INDICATORS

Customers in our Bangladesh segment increased to 32.2 million as of March 31, 2018 compared to 30.5 million customers as of March 31, 2017. The 6% increase was mainly due to intensive acquisition campaigns coupled with simplified offers.

In the three months ended March 31, 2018 and March 31, 2017, our mobile ARPU in Bangladesh decreased by 18% to US$1.3. In functional currency terms, mobile ARPU in Bangladesh decreased in the three months ended March 31, 2018 by 15% to BDT 109 compared to BDT 128 in the three months ended March 31, 2017 mainly due to aggressive pricing in the market and lower traffic due to increased OTT services usage.

As of March 31, 2018, we had approximately 18.1 million mobile data customers in Bangladesh, representing an increase of 21% from the 15 million mobile data customers as of March 31, 2017, mainly due to increased efforts to attract new and voice-only customers.

UKRAINE

RESULTS OF OPERATIONS IN US$

	Three months ended March 31,
In millions of U.S. dollars (except as indicated)	2018	2017	‘17-18 % change

Total operating revenue	156	143	9%

Mobile service revenue	145	132	10%

- of which mobile data	49	31	58%

Fixed-line service revenue	11	11	-1%

Sales of equipment, accessories and other	1	1	16%

Operating expenses	68	66	2%

Adjusted EBITDA	89	77	16%

Adjusted EBITDA margin	56.7%	53.6%	3.1pp

RESULTS OF OPERATIONS IN UAH

	Three months ended March 31,
In millions of UAH (except as indicated)	2018	2017	‘17-18 % change

Total operating revenue	4,263	3,871	10%

Mobile service revenue	3,949	3,560	11%

- of which mobile data	1,341	845	59%

Fixed-line service revenue	295	295	0%

Sales of equipment, accessories and other	19	16	18%

Operating expenses	1,851	1,798	3%

Adjusted EBITDA	2,412	2,073	16%

Adjusted EBITDA margin	56.6%	53.6%	3.0pp

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SELECTED PERFORMANCE INDICATORS

	Three months ended March 31,
	2018	2017	‘17-18 % change

Mobile

Customers in millions	26.5	26	2%

ARPU in US$	1.8	1.7	8%

ARPU in UAH	49	45	8%

Mobile data customers in millions	12.9	11.3	14%

THREE MONTHS ENDED MARCH 31, 2018 COMPARED TO THREE MONTHS ENDED MARCH 31, 2017

Our Ukraine total operating revenue increased by 9% to US$156 million in the three months ended March 31, 2018 compared to US$143 million in the three months ended March 31, 2017. The increase was primarily due to strong growth in mobile service revenue, driven by successful commercial activities stimulated by the continued 3G roll-out and increased penetration of data-centric tariffs, as well as continued strong growth of mobile data customers and data consumption.

In functional currency terms, our Ukraine total operating revenue in the three months ended March 31, 2018 increased by 10%.

ADJUSTED EBITDA

Our Ukraine Adjusted EBITDA increased by 16% to US$89 million in the three months ended March 31, 2018 compared to US$77 million in the three months ended March 31, 2017, primarily due to higher revenues, partially offset by increased service costs and HR costs and technology costs increased as a result of the network expansion.

In functional currency terms, our Ukraine Adjusted EBITDA increased by 16% in the three months ended March 31, 2018 compared to the same period in the previous year

SELECTED PERFORMANCE INDICATORS

As of March 31, 2018, we had approximately 26.5 million mobile customers in Ukraine compared to 26 million mobile customers as of March 31, 2017, representing an increase of 2%, as a result of improved churn and a successful customer retention campaign.

In the three months ended March 31, 2018, our mobile ARPU in Ukraine increased by 8% to US$1.8 compared to the three months ended March 31, 2017. In functional currency terms, mobile ARPU in Ukraine increased in the three months ended March 31, 2018 by 8% to UAH 49 compared to UAH 45 in the three months ended March 31, 2017 driven by higher revenue as described above.

UZBEKISTAN

RESULTS OF OPERATIONS IN US$

	Three months ended March 31,
In millions of U.S. dollars (except as indicated)	2018	2017	‘17-18 % change

Total operating revenue	76	153	-51%

Mobile service revenue	75	152	-51%

- of which mobile data	23	40	-43%

Fixed-line service revenue	1	1	-49%

Sales of equipment, accessories and other	0	0	98%

Operating expenses	42	74	-44%

Adjusted EBITDA	34	79	-57%

Adjusted EBITDA margin	44.8%	51.5%	-6.7pp

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RESULTS OF OPERATIONS IN UZS

	Three months ended March 31,
In billions of UZS (except as indicated)	2018	2017	‘17-18 % change

Total operating revenue	616,683	513,307	20%

Mobile service revenue	611,822	509,777	20%

- of which mobile data	186,305	134,167	39%

Fixed-line service revenue	4,216	3,397	24%

Sales of equipment, accessories and other	645	133	383%

Operating expenses	340,223	248,674	37%

Adjusted EBITDA	276,460	264,633	4%

Adjusted EBITDA margin	44.8%	51.6%	-6.7pp

SELECTED PERFORMANCE INDICATORS

	Three months ended March 31,
	2018	2017	‘17-18 % change

Mobile

Customers in millions	9.6	9.5	0%

ARPU in US$	2.6	5.3	-51%

ARPU in UZS	21,152	17,767	19%

Mobile data customers in millions	5.2	4.6	11%

VEON Ltd | Management’s Discussion and Analysis of Financial Condition and Results of Operations	18

THREE MONTHS ENDED MARCH 31, 2018 COMPARED TO THREE MONTHS ENDED MARCH 31, 2017

In the three months ended March 31, 2018, our Uzbekistan total operating revenue decreased by 51% to US$76 million compared to US$153 million in the three months ended March 31, 2017 as a result of the liberalization of the currency exchange rules by the government of Uzbekistan and the resetting of the official exchange rate at 8,100 Uzbek som per U.S. dollar, which represented nearly a halving of the value of the Uzbek som to the U.S. dollar. In Uzbekistan, our tariff plans were pegged to the U.S. dollar until September 5, 2017. Since September 5, 2017, our tariff plans are denominated in Uzbek soms. For more information, please see “Item 4—Information on the Company—Recent Developments—Liberalization of currency exchange rules in Uzbekistan” in our 2017 Annual Report.

In functional currency terms, our Uzbekistan total operating revenue increased by 20%, mainly as a result of the increased tariffs in Uzbek som resulting from the appreciation of U.S. dollar against the local currency and successful marketing activities, together with increased mobile data revenue, interconnect services and value-added services. Mobile data revenue increased by 39% during the period, driven by the rollout of additional mobile data networks, increased smartphone and bundled offering penetration.

ADJUSTED EBITDA

In the three months ended March 31, 2018, our Uzbekistan Adjusted EBITDA decreased by 57% to US$34 million compared to US$79 million in the three months ended March 31, 2017, primarily due to the currency regime developments discussed above.

In functional currency terms, in the three months ended March 31, 2018, our Uzbekistan Adjusted EBITDA increased by 4% compared to the three months ended March 31, 2017, primarily due to the revenue increase in functional currency terms discussed above, partially offset by higher interconnect costs as a result of both higher off-net usage and a negative currency effect together with increases in content costs, commercial costs and structural operating expenses.

SELECTED PERFORMANCE INDICATORS

As of March 31, 2018, we had 9.6 million mobile customers in our Uzbekistan segment compared to 9.5 million mobile customers as of March 31, 2017, which, on an unrounded basis, was broadly stable.

In the three months ended March 31, 2018, our mobile ARPU in Uzbekistan was US$2.6 compared to US$5.3 in the three months ended March 31, 2017, representing a decrease of 51% for the period due to the currency regime developments discussed above. In functional currency terms, mobile ARPU in Uzbekistan increased by 19% to UZS 21,152 in the three months ended March 31, 2018 compared to UZS 17,767 in the three months ended March 31, 2017 mainly due to the reasons described above with respect to the increase in total operating revenue in functional currency terms.

As of March 31, 2018, we had approximately 5.2 million mobile data customers in Uzbekistan compared to approximately 4.6 million mobile data customers as of March 31, 2017, representing an increase of 11% primarily due to data network strengthening increased penetration of smartphones and bundled offerings.

HQ

Our HQ Adjusted EBITDA was negative US$80 million for the three months ended March 31, 2018, compared to negative US$76 million for the three months ended March 31, 2017, primarily due to severance costs of US$36 million, partially offset by a release of a provision for long term management incentive plans.

VEON Ltd | Management’s Discussion and Analysis of Financial Condition and Results of Operations	19

ITALY JOINT VENTURE

EUR million	1Q18	1Q17	YoY
Total revenue	1,410	1,548	(8.9%	)
Mobile service revenue	961	1,043	(7.8%	)
Fixed-line service revenue	259	270	(4.2%	)
EBITDA[1]	484	458	5.7%
EBITDA margin[1]	34.3%	29.6%	4.7p.p.
Capex excl. licenses[1]	224	240	(6.7%	)
LTM capex excl. licenses/revenue[2]	20.2%	17.5%	2.8p.p.
Mobile
Total revenue	1,115	1,253	(11.0%	)
- of which mobile data	357	352	1.1%
Customers (mln)	29.2	30.9	(5.5%	)
- of which data customers (mln)	19.3	19.5	(1.4%	)
ARPU (EUR)	10.8	11.0	(1.8%	)
MOU (min)	284	264	7.5%
Fixed-line
Total revenue	294	295	(0.1%	)
Total voice customers (mln)	2.70	2.72	(0.7%	)
ARPU (EUR)	27.0	28.1	(3.9%	)
Broadband customers (mln)	2.39	2.35	1.7%
Broadband ARPU (EUR)	20.6	21.8	(5.1%	)

Notes: EBITDA negatively impacted by integration costs of approximately EUR 59 million in Q1 2017 and of approximately EUR 25 million in Q1 2018 Wind Tre has different accounting policies for presenting amortization of capitalized costs of obtaining contracts with customers in accordance IFRS 15. VEON’s policy is to present this expense within “Selling, general and administrative expenses” in profit or loss, whilst Wind Tre presents this expense within the “Amortizatio n” line item in profit or loss.

[1]

EBITDA and Capex are in line with Wind Tre statutory reported financial schemes: 2018 compliant with IFRS 15 and 2017 compliant with IAS 18. For comparison purposes: Q1 2018 EBITDA under IAS 18 would have been EUR 465 million; Q1 2018 Capex under IAS 18 would have been EUR 205 million

[2]	LTM capex/revenue under IAS 18

Wind Tre’s total revenue in the first quarter of 2018 decreased by 8.9% to EUR 1.4 billion, primarily driven by a 7.8% decline in mobile service revenue and lower CPE (“Customer Premises Equipment”) mainly related to mobile handsets. The mobile service revenue decline was primarily due to continuing aggressive competition in the market, which impacted both customer base (-5.5%) at 29.2 million and ARPU. The mobile handset revenue decline was primarily due to lower volume of gross additions and a more selective mobile customer scoring starting from the second half of 2017.

Mobile data revenue increased 1.1% year-on-year, driven by growth in both data ARPU (+0.9%) and data usage (+51% to approximately 4.4 GB per customer per month), more than offsetting the slight decline in data customer base (-1.4%). In the first quarter of 2018, mobile ARPU slightly declined to EUR 10.8, a 1.8% year-on-year erosion, all attributable to voice component.

Fixed-line service revenue declined by 4.2% year on year, due to ARPU dilution only partially offset by the increases in direct and broadband customers of 1.4% and 1.7%, respectively, driven by the increased demand for fiber connections. In the first quarter of 2018, the fixed-line direct customer base and the broadband customer base reached 2.5 million and 2.4 million respectively. The highly competitive market in 2017 has impacted the first quarter of 2018, in particular fixed and broadband ARPU, which both slightly decreased year on year.

In the first quarter of 2018 EBITDA increased by 5.7% year-on-year to EUR 484 million; 4.1% of the year-on-year growth is explained by change in accounting (IFRS 15), while the remaining 1.6% is driven by the combination of incremental synergies (EUR 37 million in the first quarter) and lower integration costs in the first quarter of 2018 versus the first quarter of 2017, more than offsetting the top line decrease.

EBITDA margin increased 4.7 percentage points to 34.3%.

VEON Ltd | Management’s Discussion and Analysis of Financial Condition and Results of Operations	20

Capex in the quarter was EUR 224 million and was primarily focused on modernizing and merging the former Wind and Tre networks as well as expanding capacity and coverage of 4G/LTE.

At the end of April 2018 approximately 6.5 thousand transmission sites were modernized in the cities of Trieste, Bologna, Agrigento, Milano and Alessandria. The network modernization resulted in a sensible network performance improvement in these cities, leading to an overall improvement of the customer experience.

LIQUIDITY AND CAPITAL RESOURCES

WORKING CAPITAL

As of March 31, 2018, we had negative working capital of US$1,901 million, compared to negative working capital of US$732 million as of December 31, 2017. Working capital is defined as current assets less current liabilities. The change in our working capital as of March 31, 2018 was primarily due to a decrease in current financial assets as a result of repayment of certain borrowings.

Our working capital is monitored on a regular basis by our management. Our management expects to repay our debt as it becomes due from our operating cash flows or through additional borrowings. Although we have a negative working capital, our management believes that our cash balances and available credit facilities are sufficient to meet our short term and foreseeable long-term cash requirements.

CONSOLIDATED CASH FLOW SUMMARY

OPERATING ACTIVITIES

During the three months ended March 31, 2018, net cash flows from operating activities increased to US$702 million from US$584 million during the three months ended March 31, 2017. The increase of cash flows from operating activities was mainly due to increased cash inflows from working capital during the three months ended March 31, 2018 compared to the three months period ended March 31, 2017.

INVESTING ACTIVITIES

During the three months ended March 31, 2018, our total payments for the purchase of property, equipment and intangible assets amounted to US$676 million compared to US$487 million during the three months ended March 31, 2017. The increase was primarily connected to acquisition of 4G licenses in Bangladesh and in Ukraine and increased investments in continued network development in Russia.

Acquisitions and Dispositions

For information regarding our acquisitions and dispositions, see Notes 8 and 9 to our unaudited interim condensed consolidated financial statements attached hereto.

FINANCING ACTIVITIES

The Company assesses its capital raising and refinancing needs on an ongoing basis and may consider from time to time a number of options, including additional credit facilities, the issuance of debt securities in local and international capital markets, as well as repurchases of its securities in the open market.

During the three months ended March 31, 2018, net cash flows used in financing activities increased to US$1,001 million from US$746 million during the three months ended March 31, 2017. The increase of cash used in financing activities was mainly due to repayment of borrowings and payment of dividends during the first quarter of 2018.

During the three months ended March 31, 2018, we repaid US$1,105 million of indebtedness and raised US$390 million net of fees paid for borrowings.

INDEBTEDNESS

As of March 31, 2018, the principal amounts of our external indebtedness represented by bank loans and bonds amounted to US$10.4 billion, compared to US$11.1 billion as of December 31, 2017.

Many of the agreements relating to indebtedness contain various covenants, including financial covenants relating to our financial performance or financial condition, as well as negative pledges, compliance with laws requirements, and restrictions on mergers, acquisitions and certain asset disposals, subject to agreed exceptions. In addition, certain of these agreements subject certain of our subsidiaries to restrictions on their ability to pay dividends, make loans or repay debts to us. Our financing agreements have various customary events of default which can be triggered by events including non-payment, breach of applicable covenants, loss

VEON Ltd | Management’s Discussion and Analysis of Financial Condition and Results of Operations	21

of certain mobile licenses, non-payment cross-default, cross-acceleration, certain judgment defaults, certain material adverse events and certain insolvency events, subject to applicable grace periods. Some of our financing agreements also contain “change of control” provisions that may allow the lenders to cancel the facility and/or to require us to make a prepayment if a person or group of persons (aside from the relevant principal shareholders) acquire beneficial or legal ownership of, or control over more than 50.0% of, the voting share capital, or in certain cases of VEON Ltd., cease to control more than 50.0% of the borrower’s voting share capital.

For additional information on our outstanding indebtedness, please refer to Note 10 of our unaudited interim condensed consolidated financial statements attached hereto.

FUTURE LIQUIDITY AND CAPITAL REQUIREMENTS

During the three months ended March 31, 2018, our capital expenditures were US$774 million compared to US$268 million in the three months ended March 31, 2017. The increase in capital expenditures was primarily due to acquisition of 4G licenses in Bangladesh and in Ukraine and continued investments in network development in Russia.

We expect that our capital expenditures in 2018 will mainly consist of investing in high-speed data networks to capture mobile data growth, including the continued roll-out of 4G/LTE and 3G networks in Russia, Algeria, Bangladesh, Pakistan and Ukraine. We expect that these expenditures will continue to be significant after the first quarter of 2018.

The management anticipates that the funds necessary to meet our current and expected capital requirements in the foreseeable future (including with respect to any possible acquisitions) will come from:

●	Cash we currently hold;

●	Operating cash flows;

●	Export credit agency guaranteed financing;

●	Borrowings under bank financings, including credit lines currently available to us;

●	Syndicated loan facilities; and

●	Issuances of debt securities on the local and international capital markets.

As of March 31, 2018, we had an undrawn amount of US$2,320 million under existing credit facilities.

The management expects that positive cash flows from our current operations will continue to provide us with internal sources of funds. The availability of external financing depends on many factors, including the success of our operations, contractual restrictions, availability of guarantees from export credit agencies, the financial position of international and local banks, the willingness of international banks to lend to our companies and the liquidity of international and local capital markets.

RELATED PARTY TRANSACTIONS

We have entered into transactions with related parties and affiliates. Please see Note 14 to our unaudited interim condensed consolidated financial statements attached hereto.

For the explanation of the nature of significant related party transactions please refer to “Item 7—Major Shareholders and Related Party Transactions—B. Related Party Transactions” in our 2017 Annual Report.

CERTAIN FACTORS AFFECTING OUR FINANCIAL POSITION AND RESULTS OF OPERATIONS

Our financial position and results of operations as of and for the three months ended March 31, 2018 and 2017 as reflected in our unaudited interim condensed consolidated financial statements attached hereto are influenced by a number of factors. For a discussion of the trends, commitments or events that are likely to have a material effect on our results of operation, see “Item 5—Operating and Financial Review and Prospects—Factors Affecting Comparability of Financial Position and Results of Operations” in our 2017 Annual Report.

VEON Ltd | Management’s Discussion and Analysis of Financial Condition and Results of Operations	22

ECONOMIC TRENDS AND INFLATION

Our financial position and results of operations are affected by the economic conditions in the countries in which we operate. In particular, in Algeria, there continued to be a challenging economic environment in the three months ended March 31, 2018 and an accelerating inflation rate. In addition, the depreciation of the Uzbek som significantly affected the results of our operations in Uzbekistan during the three months ended March 31, 2018.

FOREIGN CURRENCY TRANSLATION

Our unaudited interim condensed consolidated financial statements are presented in U.S. dollars. Amounts included in these financial statements were presented in accordance with IAS 21, The Effects of Changes in Foreign Exchange Rates, using the current rate method of currency translation with the U.S. dollar as the reporting currency.

Our results of operations are affected by increases or decreases in the value of the U.S. dollar or our functional currencies. A higher average exchange rate correlates to a weaker functional currency. We have listed below the relevant exchange rates for our most significant countries of operation for the three months ended March 31, 2018.

	Average rates
	First Quarter 2018	First Quarter 2017	YoY % change

Russian Ruble (RUB)	56.88	58.84	-3.3%

Pakistan Rupee (PKR)	111.41	104.79	6.3%

Algerian Dinar (DZD)	114.08	109.93	3.8%

Bangladeshi Taka (BDT)	83.08	79.50	4.5%

Ukrainian Hryvnia (UAH)	27.32	27.06	1.0%

Uzbekistan Som (UZS)	8,156.68	3,352.90	143.3%

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risk from adverse movements in foreign currency exchange rates and changes in interest rates on our obligations.

As of March 31, 2018, the largest currency exposure risks for VEON Group were in relation to the Russian ruble, the Pakistani rupee, the Algerian dinar, the Bangladeshi taka, the Ukrainian hryvnia, the Uzbek som and the euro, because the majority of our cash flows from operating activities in Russia, Pakistan, Algeria, Bangladesh, Ukraine and Uzbekistan as well as those of the Italy Joint Venture are denominated in each of these functional currencies, respectively, while our debt, if not incurred in or hedged to the aforementioned currencies, is primarily denominated in U.S. dollars.

We hold approximately 32% of our readily available cash and bank deposits in order to hedge against the risk of functional currency devaluation. We also hold part of our debt in Russian rubles and other currencies to manage part of this risk. Nonetheless, if the U.S. dollar value of the Russian ruble, euro, Algerian dinar, Pakistani rupee, Bangladeshi taka, Ukrainian hryvnia or Uzbek som were to dramatically decline, it could negatively impact our ability to repay or refinance our U.S. dollar denominated indebtedness. Our treasury function has developed risk management policies that establish guidelines for limiting foreign currency exchange rate risk. For more information on risks associated with currency exchange rates, see the section of our 2017 Annual Report entitled “Item 3—Key Information—D. Risk Factors—Risks Related to Our Business—We are exposed to foreign currency exchange loss and currency fluctuation and convertibility risks.”

VEON Ltd | Management’s Discussion and Analysis of Financial Condition and Results of Operations	23

The following table summarizes information, as of March 31, 2018, regarding the maturity of the part of our debt for which foreign exchange revaluation directly affects our reported profit or loss:

	Aggregate nominal amount of total debt denominated in foreign currency outstanding as of March 31,					Fair Value (1) as of March 31,
	2018	2019	2020	2021	2022	2018

Total debt:
Fixed Rate (US$)	846	679	377	—	—	914
Average interest rate	8.4%	8.2%	7.8%	—	—	—
Fixed Rate (RUB)	2,488	2,488	2,488	1,697	504	2,591
Average interest rate	9.6%	9.6%	9.6%	9.5%	9.5%	—
Variable Rate (US$)	187	137	75	—	—	191
Average interest rate	3.7%	3.7%	3.7%	—	—	—
Variable Rate (EUR)	773	773	773	432	46	805
Average interest rate	2.6%	2.6%	2.6%	2.5%	1.9%	—

(1)

The fair values were estimated based on quoted market prices for our bonds, derived from market prices or by using discounted cash flows under the agreement at the rate applicable for the instruments with similar maturity and risk profile.

In accordance with our policies, we do not enter into any treasury management transactions of a speculative nature.

As of March 31, 2018, the interest rate risk on the financing of our group was limited as 83% of our group’s total debt was fixed rate debt.

VEON Ltd | Management’s Discussion and Analysis of Financial Condition and Results of Operations	24

Unaudited interim condensed

consolidated financial statements

VEON Ltd.

As of and for the three-month period ended

March 31, 2018

VEON Ltd  |  Unaudited interim condensed consolidated financial statements as of and for the period ended March 31, 2018

INTERIM CONDENSED CONSOLIDATED INCOME STATEMENT

for the three-month period ended March 31

	Note	2018	2017
(In millions of U.S. dollars, except per share amounts)
Service revenues		2,156	2,202
Sale of equipment and accessories		61	51
Other revenues / other income		33	28

Total operating revenues	4	2,250	2,281

Operating expenses
Service costs		(438)	(443)
Cost of equipment and accessories		(59)	(56)
Selling, general and administrative expenses		(899)	(921)
Depreciation		(346)	(390)
Amortization		(126)	(122)
Impairment (loss) / reversal		(3)	3
Loss on disposals of non-current assets		(17)	(7)

Total operating expenses		(1,888)	(1,936)

Operating profit		362	345

Finance costs		(217)	(215)
Finance income		19	22
Other non-operating losses, net	5	(9)	(36)
Share of loss of joint ventures and associates	7	(130)	(101)
Net foreign exchange gain		12	115

Profit / (loss) before tax		37	130

Income tax expense	6	(119)	(141)

Profit / (loss) for the period		(82)	(11)

Attributable to:
The owners of the parent		(109)	(5)
Non-controlling interest		27	(6)

		(82)	(11)

Basic and diluted loss per share attributable to ordinary equity holders of the parent		$(0.06)	$(0.00)

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

VEON Ltd  |  Unaudited interim condensed consolidated financial statements as of and for the period ended March 31, 2018

INTERIM CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

for the three-month period ended March 31

	Note	2018	2017
(In millions of U.S. dollars)
Profit / (loss) for the period		(82)	(11)
Items that may be reclassified to profit or loss
Net movement on cash flow hedges (net of tax of US$ nil and US$ nil for 2018 and 2017 respectively)		(3)	(2)
Share of other comprehensive income / (loss) of joint ventures and associates	7	(12)	—
Foreign currency translation		33	130

Other comprehensive income / (loss) for the period, net of tax		18	128

Total comprehensive income / (loss) for the period, net of tax		(64)	117

Attributable to:
The owners of the parent		(81)	115
Non-controlling interests		17	2

		(64)	117

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

VEON Ltd  |  Unaudited interim condensed consolidated financial statements as of and for the period ended March 31, 2018

INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

as of

	Note	March 31, 2018	December 31, 2017
(In millions of U.S. dollars)
Assets
Non-current assets
Property and equipment	8	6,050	6,097
Intangible assets	9	2,495	2,168
Goodwill	9	4,414	4,394
Investments in joint ventures and associates	7	1,834	1,921
Deferred tax assets		220	272
Non-current income tax advance		31	28
Other financial assets	10	20	34
Other assets		280	199

Total non-current assets		15,344	15,113

Current assets
Inventories		123	72
Trade and other receivables		676	745
Other assets		374	394
Current income tax assets		215	230
Other financial assets	10	109	1,130
Cash and cash equivalents	11	1,393	1,304

Total current assets		2,890	3,875

Assets classified as held for sale	12	516	533

Total assets		18,750	19,521

Equity and liabilities
Equity
Equity attributable to equity owners of the parent		4,018	4,352
Non-controlling interests		(397)	(425)

Total equity		3,621	3,927

Non-current liabilities
Financial liabilities	10	9,742	10,362
Provisions		130	116
Other liabilities		38	83
Deferred tax liabilities		347	376

Total non-current liabilities		10,257	10,937

Current liabilities
Trade and other payables		1,626	1,523
Other liabilities		1,380	1,346
Other financial liabilities	10	1,284	1,268
Current income tax payables		66	48
Provisions		435	422

Total current liabilities		4,791	4,607

Liabilities associated with assets held for sale	12	81	50

Total equity and liabilities		18,750	19,521

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

VEON Ltd  |  Unaudited interim condensed consolidated financial statements as of and for the period ended March 31, 2018

INTERIM CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

for the three-month period ended March 31, 2018

			Attributable to equity owners of the parent
(In millions of U.S. dollars)	Note	Number of shares outstanding	Issued capital	Capital Surplus	Other capital reserves	Accumulated deficit	Foreign currency translation	Total	Non- controlling interests	Total equity
As of December 31, 2017		1,749,127,404	2	12,753	729	(1,464)	(7,668)	4,352	(425)	3,927

Adjustments arising due to new accounting standards	2	—	—	—	—	46	—	46	11	57

As of January 1, 2018		1,749,127,404	2	12,753	729	(1,418)	(7,668)	4,398	(414)	3,984

Profit / (loss) for the period		—	—	—	—	(109)	—	(109)	27	(82)
Other comprehensive income / (loss)		—	—	—	(17)	—	45	28	(10)	18

Total comprehensive income / (loss)		—	—	—	(17)	(109)	45	(81)	17	(64)

Dividends declared	13	—	—	—	—	(299)	—	(299)	—	(299)
Legal reserves			—	—	1	(1)	—	—	—	—

As of March 31, 2018		1,749,127,404	2	12,753	713	(1,827)	(7,623)	4,018	(397)	3,621

for the year ended March 31, 2017

			Attributable to equity owners of the parent
(In millions of U.S. dollars)	Note	Number of shares outstanding	Issued capital	Capital Surplus	Other capital reserves	Accumulated deficit	Foreign currency translation	Total	Non- controlling interests	Total equity
As of January 1, 2017		1,749,004,648	2	12,753	753	(439)	(7,109)	5,960	83	6,043

Profit / (loss) for the period			—	—	—	(5)	—	(5)	(6)	(11)
Other comprehensive income / (loss)			—	—	2	—	118	120	8	128

Total comprehensive income / (loss)			—	—	2	(5)	118	115	2	117

Dividends declared			—	—	—	(343)	—	(343)	(62)	(405)
Share-based payment transactions		122,756	—	—	—	—	—	—	—	—
Changes in ownership interest in a subsidiary that do not result in a loss of control			—	—	(12)	—	—	(12)	(247)	(259)

As of March 31, 2017		1,749,127,404	2	12,753	743	(787)	(6,991)	5,720	(224)	5,496

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

VEON Ltd  |  Unaudited interim condensed consolidated financial statements as of and for the period ended March 31, 2018

INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

for the three-month period ended March 31

	Note	2018	2017
(In millions of U.S. dollars)
Operating activities
Profit / (loss) before tax		37	130
Non-cash adjustments to reconcile profit before tax to net cash flows
Depreciation, amortization and impairment loss / (reversal)		475	509
Loss on disposals of non-current assets		17	7
Finance income		(19)	(22)
Finance costs		217	215
Other non-operating losses		9	36
Share of loss of joint ventures and associates		130	101
Net foreign exchange gain		(12)	(115)
Changes in trade and other receivables and prepayments		45	(30)
Changes in inventories		(50)	(6)
Changes in trade and other payables		101	144
Changes in provisions and pensions		32	(66)
Interest paid		(194)	(208)
Interest received		18	15
Income tax paid		(104)	(126)

Net cash flows from operating activities		702	584

Investing activities
Proceeds from sale of property, plant and equipment and intangible assets		4	2
Purchase of property, plant and equipment and intangible assets		(676)	(487)
Receipts from / (payment on) deposits	3	1,011	(59)
Receipts from / (investment in) financial assets		21	(45)
Proceeds from sale of shares in subsidiaries, net of cash disposed		8	—

Net cash flows from / (used in) investing activities		368	(589)

Financing activities
Acquisition of non-controlling interest		—	(259)
Proceeds from borrowings, net of fees paid*	10	390	275
Repayment of borrowings		(1,105)	(693)
Dividends paid to owners of the parent		(286)	—
Dividends paid to non-controlling interests		—	(69)

Net cash flows used in financing activities		(1,001)	(746)

Net increase / (decrease) in cash and cash equivalents		69	(751)
Net foreign exchange difference		10	(19)
Cash and cash equivalents classified as held for sale
at the beginning of period		11	—
at the end of the period		(1)	—
Cash and cash equivalents at beginning of period		1,304	2,942

Cash and cash equivalents at end of period	11	1,393	2,172

*	Fees paid for borrowings were US$5 (2017: US$22).

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

VEON Ltd  |  Unaudited interim condensed consolidated financial statements as of and for the period ended March 31, 2018

Notes to the interim condensed consolidated financial statements

(in millions of U.S. dollars unless otherwise stated)

1	GENERAL INFORMATION

VEON Ltd. (“VEON”, the “Company”, and together with its consolidated subsidiaries, the “Group” or “we”) was incorporated in Bermuda on June 5, 2009. The registered office of VEON is Victoria Place, 31 Victoria Street, Hamilton HM 10, Bermuda. VEON’s headquarters and the principal place of business is located at Claude Debussylaan 88, 1082 MD Amsterdam, the Netherlands.

The interim condensed consolidated financial statements are presented in United States dollars (“U.S. dollar” or “US$”). In these notes, U.S. dollar amounts are presented in millions, except for share and per share (or American Depository Shares (“ADS”)) amounts and as otherwise indicated.

VEON’s ADSs are listed on the NASDAQ Global Select Market (“NASDAQ”) and VEON’s common shares are listed on Euronext Amsterdam, the regulated market of Euronext Amsterdam N.V. (“Euronext Amsterdam”).

Share information

As of March 31, 2018, the Company’s largest shareholders and remaining free float are as follows:

Shareholder	Common shares	% of common and voting shares
L1T VIP Holdings S.à r.l. (“LetterOne”)	840,625,001	47.9%
Telenor East Holding II AS (“Telenor”)	256,703,840	14.6%
Stichting Administratiekantoor Mobile Telecommunications Investor*	145,947,562	8.3%
Free Float	513,454,732	29.2%

Total outstanding common shares	1,756,731,135	100%

Shares held by the Company or its subsidiaries (“Treasury shares”)	7,603,731	0.4%

*	LetterOne is the holder of the depositary receipts issued by Stichting and is therefore entitled to the economic benefits (dividend payments, other distributions and sale proceeds) of such depositary receipts and, indirectly, of the 145,947,562 common shares represented by the depositary receipts. According to the conditions of administration entered into between Stichting and LetterOne (“Conditions of Administration”) in connection with the transfer of 145,947,562 ADSs from LetterOne to Stichting on March 29, 2016, Stichting has the power to vote and direct the voting of, and the power to dispose and direct the disposition of, the ADSs, in its sole discretion, in accordance with the Conditions of Administration and Stichting’s articles of association.

Nature of operations and principal activities

VEON earns revenues by providing voice and data telecommunication services through a range of traditional and broadband mobile and fixed-line technologies. As of March 31, 2018, the Company operated telecommunications services in Russia, Pakistan, Algeria, Bangladesh, Ukraine, Uzbekistan, Kazakhstan, Tajikistan, Armenia, Georgia, Kyrgyzstan and Laos, and in Italy via a 50/50 joint venture. As of March 31, 2018, our operations in Laos and Tajikistan were classified as held for sale, see Note 12 for further details.

VEON Ltd  |  Unaudited interim condensed consolidated financial statements as of and for the period ended March 31, 2018

Notes to the interim condensed consolidated financial statements

(in millions of U.S. dollars unless otherwise stated)

2	BASIS OF PREPARATION OF THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

BASIS OF PREPARATION

The interim condensed consolidated financial statements for the three-month period ended March 31, 2018 have been prepared in accordance with IAS 34 Interim Financial Reporting.

The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual consolidated financial statements and should be read in conjunction with the Group’s audited annual consolidated financial statements as of and for the year ended December 31, 2017.

The preparation of these interim condensed consolidated financial statements has required management to apply accounting policies and methodologies based on complex and subjective judgments, estimates based on past experience and assumptions determined to be reasonable and realistic based on the related circumstances. The use of these judgements, estimates and assumptions affects the amounts reported in the statement of financial position, income statement, statement of cash flows, statement of changes in equity, as well as the notes. The final amounts for items for which estimates and assumptions were made in the consolidated financial statements may differ from those reported in these statements due to the uncertainties that characterize the assumptions and conditions on which the estimates are based.

NEW STANDARDS, INTERPRETATIONS AND AMENDMENTS ADOPTED BY THE GROUP

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group’s annual consolidated financial statements as of and for the year ended December 31, 2017.

A number of new and amended standards became effective as of January 1, 2018, the impact of which is described below. The Group has not early adopted any other standards, interpretations or amendments that have been issued but have not yet become effective.

New accounting standards in 2018

The following table presents the transitional impact that adoption of IFRS 9, ‘Financial Instruments’ (“IFRS 9”) and IFRS 15, ‘Revenue from contracts with customers’ (“IFRS 15”) have had on the opening balance sheet of the Group, as of January 1, 2018. Further details regarding the impact of IFRS 9 and IFRS 15 can be found below.

VEON Ltd  |  Unaudited interim condensed consolidated financial statements as of and for the period ended March 31, 2018

Notes to the interim condensed consolidated financial statements

(in millions of U.S. dollars unless otherwise stated)

	Opening	Impact of IFRS 9		Impact of IFRS 15
	balance sheet	Classification and measurement	Impairment	Revenue and contract costs	Adjusted opening balance sheet
Assets
Non-current assets
Investments in joint ventures and associates	1,921	(25)	(10)	38	1,924
Deferred tax assets	272	—	2	(12)	262
Other financial assets
Available for sale	18	(18)	—	—	—
Fair value through other comprehensive income	—	18	—	—	18
Other assets	199	—	—	93*	292
Current assets
Trade and other receivables
Trade and other receivables, gross	914	—	—	—	914
Allowance for doubtful debt	(169)	—	(14)		(183)
Other financial assets
Available for sale	53	(53)	—	—	—
Fair value through profit or loss		20			20
Fair value through other comprehensive income	—	33	—	—	33
Other assets	394	—	—	(4)	390
Equity
Equity attributable to equity owners of the parent	4,352	(25)	(16)	87	4,398
Non-controlling interests	(425)	—	(4)	15	(414)
Liabilities
Other liabilities (current)	1,346	—	—	(1)	1,345
Deferred tax liabilities	376	—	(2)	14	388

* Capitalization of incremental costs incurred in acquiring a contract with a customer.

IFRS 15 ‘Revenue from contracts with customers’

IFRS 15 replaces IAS 18 ‘Revenue’ and IAS 11 ‘Construction contracts’ and related interpretations. IFRS 15 addresses revenue recognition for contracts with customers, as well as treatment of incremental costs incurred to obtain a contract with a customer, described in more detail below.

Revenue recognition

Due to the nature of the Group’s existing product offerings (i.e. prevailing pre-paid service offerings), as well as the Group’s existing accounting policies, the impact of IFRS 15 on revenue recognition by the Group will be immaterial.

Costs of obtaining a contract with customer

Under IFRS 15, certain incremental costs incurred in acquiring a contract with a customer (“contract costs”), which previously did not qualify for recognition as an asset under any of the other accounting standards, are deferred in the consolidated statement of financial position. Such costs relate primarily to commissions paid to third-party dealers and are amortized as revenue is recognized under the related contract, within the ‘Selling, general and administrative expenses’ line item within the income statement.

The Group applies the practical expedient available in IFRS 15 for contract costs for which the amortization would have been shorter than 12 months. Such costs relate primarily to commissions paid to third-party dealers upon top-up of prepaid credit by customers and sale of top-up cards.

The impact of capitalizing contract costs upon implementation of IFRS 15 is shown in the table earlier in this Note.

VEON Ltd  |  Unaudited interim condensed consolidated financial statements as of and for the period ended March 31, 2018

Notes to the interim condensed consolidated financial statements

(in millions of U.S. dollars unless otherwise stated)

Transition

The standard is effective for annual periods beginning on or after January 1, 2018. The Group has adopted the standard using the modified retrospective approach, which means that the cumulative impact of the adoption has been recognized in retained earnings as of January 1, 2018 and that comparatives have not been restated.

The impact that adoption of IFRS 15 has had on the opening balance sheet of the Group, as of January 1, 2018, is shown in the table presented earlier in this Note.

IFRS 9 ‘Financial instruments’

IFRS 9 replaces IAS 39 ‘Financial instruments: Recognition and Measurement’ (“IAS 39”). IFRS 9 impacts the Group’s classification and measurement of financial instruments, impairment of financial assets and hedge accounting, described in more detail below.

Classification and measurement

The new standard requires the Company to assess the classification of financial assets on its balance sheets in accordance with the cash flow characteristics of the financial assets and the relevant business model that the Company has for a specific class of financial assets.

IFRS 9 no longer has an “Available-for-sale” classification for financial assets. The new standard has different requirements for debt or equity financial assets.

Debt instruments should be classified and measured either at:

•	Amortized cost, where the effective interest rate method will apply;

•	Fair value through other comprehensive income, with subsequent recycling to the income statement upon disposal of the financial asset; or

•	Fair value through profit or loss.

Investments in equity instruments, other than those to which consolidation or equity accounting apply, should be classified and measured either at:

•	Fair value through other comprehensive income, with no subsequent recycling to the income statement upon disposal of the financial asset; or

•	Fair value through profit or loss.

The Company continues to initially measure financial assets at its fair value plus transaction cost upon initial recognition, except for financial assets measured at fair value through profit and loss, consistent with current practices. The classification for the majority of financial assets has not been impacted by the transition to IFRS 9 on January 1, 2018. The reclassifications upon transition to IFRS 9 are shown in the table presented earlier in this Note.

Impairment (allowance for doubtful debt)

IFRS 9 introduces the Expected Credit Loss model, which replaces the incurred loss model of IAS 39 whereby an allowance for doubtful debt was required only in circumstances where a loss event has occurred. By contrast, the Expected Credit Loss model requires the Company to recognize an allowance for doubtful debt on all financial assets carried at amortized cost (including, for example, ‘Trade receivables’), as well as debt instruments classified as financial assets carried at fair value through other comprehensive income (for example, government bonds held for liquidity purposes), since initial recognition, irrespective whether a loss event has occurred.

As a result, the allowance for doubtful debt of the Company has increased upon implementation of IFRS 9 on January 1, 2018. The impact of applying the Expected Credit Loss model is shown in the table earlier in this Note.

VEON Ltd  |  Unaudited interim condensed consolidated financial statements as of and for the period ended March 31, 2018

Notes to the interim condensed consolidated financial statements

(in millions of U.S. dollars unless otherwise stated)

Hedge Accounting

IFRS 9 allows for more possibilities for the Company to apply hedge accounting (for example, risk components of non-financial assets or liabilities may be designated as part of a hedging relationship). In addition, the requirements of the standard have been more closely aligned with the Company’s risk management policies and hedge effectiveness will be measured prospectively.

Transition

The Group has adopted the standard using the modified retrospective approach for classification and measurement and impairment. This means that the cumulative impact of the adoption has been recognized in retained earnings as of January 1, 2018 and that comparatives are not restated.

All hedge accounting relationships existing as of January 1, 2018 have been continued under IFRS 9.

The Company has retrospectively adopted the cost of hedging approach for foreign currency basis spreads existing in cross-currency interest rate swaps used in a hedging relationship, the impact of which is immaterial to the consolidated financial results and position of the Group.

NEW STANDARDS, INTERPRETATIONS AND AMENDMENTS NOT YET ADOPTED BY THE GROUP

IFRS 16, ‘Leases’

IFRS 16 replaces the IAS 17 Leases, the current lease accounting standard and will become effective on January 1, 2019. The new lease standard will require assets leased by the Company to be recognized on the statement of financial position of the Company with a corresponding liability. The Company is in the process of assessing the impact of IFRS 16, which is expected to be material, on the consolidated income statement and consolidated financial position upon adoption in 2019.

IFRIC 23 ‘Uncertainty over income tax treatments’

The Interpretation clarifies the application of recognition and measurement requirements in IAS 12 ‘Income Taxes’ when there is uncertainty over income tax treatments. The Group has yet to assess the impact of IFRIC 23, which may be material to the consolidated income statement and consolidated financial position upon adoption in 2019.

3	SIGNIFICANT TRANSACTIONS

Exit from Euroset Holding N.V. Joint Venture

On July 7, 2017, PJSC VimpelCom, a subsidiary of the Company, entered into a Framework Agreement with PJSC MegaFon (“MegaFon”) to unwind their retail joint venture, Euroset Holding N.V. (“Euroset”). Under the agreement, MegaFon acquired PJSC VimpelCom’s 50% interest in Euroset and PJSC VimpelCom paid RUB 1.20 billion (approximately US$21) and acquired rights to 50% of Euroset’s approximately 4,000 retail stores in Russia. The transaction was successfully completed on February 22, 2018 and was accounted for as an asset acquisition, primarily the acquisition of contract-based intangible assets (see Note 9) representing the right to use of retail stores.

Withdrawal of mandatory tender offer in relation to Global Telecom Holding S.A.E

On April 2, 2018, VEON notified the Egyptian Financial Regulatory Authority (EFRA) that, given the lapse of time and absence of approval, VEON was withdrawing the Mandatory Tender Offer (MTO) filed on November 8, 2017, and did not intend to proceed with another MTO at that time.

Cash in an amount of US$987, which had been pledged as collateral for the MTO, was released during the first quarter of 2018.

VEON Ltd  |  Unaudited interim condensed consolidated financial statements as of and for the period ended March 31, 2018

Notes to the interim condensed consolidated financial statements

(in millions of U.S. dollars unless otherwise stated)

4	SEGMENT INFORMATION

Management analyzes the Company’s operating segments separately because of different economic environments and stages of development in different geographical areas, requiring different investment and marketing strategies. Management does not analyze assets or liabilities by reportable segments.

Management evaluates the performance of the Company’s segments on a regular basis, primarily based on earnings before interest, tax, depreciation, amortization, impairment, gain / loss on disposals of non-current assets, other non-operating gains / losses and share of profit / loss of joint ventures and associates (“Adjusted EBITDA”).

Financial information by reportable segment for the three-month period ended March 31 is presented in the following tables, with the exception of the Italy Joint Venture, for which financial information is presented in Note 7.

	External						Of which:
	customers		Inter-segment		Total revenue		Mobile		Fixed
Revenue	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017
Russia	1,162	1,090	4	7	1,166	1,097	1,010	932	156	165
Pakistan	367	370	1	—	368	370	368	370	—	—
Algeria	201	232	2	—	203	232	203	232	—	—
Bangladesh	129	151	—	—	129	151	129	151	—	—
Ukraine	151	138	5	5	156	143	145	132	11	11
Uzbekistan	76	153	—	—	76	153	75	152	1	1
HQ	—	—	—	—	—	—	—		—	—
Other	164	147	(12)	(12)	152	135	132	117	20	18

Total segments	2,250	2,281	—	—	2,250	2,281	2,062	2,086	188	195

	Adjusted EBITDA		Capital expenditures
Other disclosures	2018	2017	2018	2017
Russia	443	409	162	117
Pakistan	175	154	66	34
Algeria	91	114	14	26
Bangladesh	47	69	386	10
Ukraine	89	77	91	29
Uzbekistan	34	79	9	22
HQ	(80)	(76)	3	7
Other	55	35	43	23

Total segments	854	861	774	268

The following table provides the reconciliation of consolidated Adjusted EBITDA to Profit / (loss) before tax for the three-month period ended March 31:

	2018	2017
Total Segments Adjusted EBITDA	854	861
Depreciation	(346)	(390)
Amortization	(126)	(122)
Impairment (loss) / reversal	(3)	3
Loss on disposals of non-current assets	(17)	(7)
Finance costs	(217)	(215)
Finance income	19	22
Other non-operating losses, net	(9)	(36)
Share of loss of joint ventures and associates	(130)	(101)
Net foreign exchange gain	12	115

Profit / (loss) before tax	37	130

VEON Ltd  |  Unaudited interim condensed consolidated financial statements as of and for the period ended March 31, 2018

Notes to the interim condensed consolidated financial statements

(in millions of U.S. dollars unless otherwise stated)

5	OTHER NON-OPERATING LOSSES, NET

Other non-operating losses consisted of the following for the three-month period ended March 31:

	2018	2017
Change of fair value of embedded derivatives	(5)	(3)
Change of fair value of other derivatives	4	(34)
Other gains / (losses)	(8)	1

Other non-operating losses, net	(9)	(36)

6	INCOME TAXES

Current income tax is the expected tax expense, payable or receivable on taxable income or loss for the period, using tax rates enacted or substantively enacted at reporting date, and any adjustment to tax payable or receivable in respect of previous years.

Income tax expense consisted of the following for the three-month period ended March 31:

	2018	2017
Current income taxes	134	107
Deferred income taxes	(15)	34

Income tax expense	119	141

Effective tax rate	321.6%	108.5%

In the first quarter of 2018, the difference between the statutory tax rate in the Netherlands (25.0%) and the effective corporate income tax rate for the Group (321.6%) was mainly driven by non-deductible expenses in respect of share of loss of joint ventures and associates, reducing profit before tax by US$130, as well as profitability in countries with a higher nominal rate and income tax losses, primarily within holding entities in the Netherlands, for which no deferred tax-asset has been recognized.

In the first quarter of 2017, the difference between the statutory tax rate in the Netherlands (25.0%) and the effective corporate income tax rate for the Group (108.5%) was mainly driven by higher profitability in countries with a higher nominal rate, non-deductible expenses, income tax losses for which no deferred tax-asset has been recognized and an adjustment to net deferred tax liability of US$10 recorded in the first quarter of 2017, relating to activities in Bangladesh, Russia and HQ.

7	INVESTMENTS IN JOINT VENTURES AND ASSOCIATES

Share of profit / (loss) and share of other comprehensive income / (loss) of joint ventures and associates was contributed by the following investments for the three-month period ended March 31:

	2018	2017
Italy Joint Venture	(130)	(89)
Other joint ventures and associates	—	(12)

Share of profit / (loss) of joint ventures and associates	(130)	(101)

Italy Joint Venture	(12)	—

Share of other comprehensive income / (loss) of joint ventures and associates	(12)	—

VEON Ltd  |  Unaudited interim condensed consolidated financial statements as of and for the period ended March 31, 2018

Notes to the interim condensed consolidated financial statements

(in millions of U.S. dollars unless otherwise stated)

ITALY JOINT VENTURE

The information of the Italy Joint Venture disclosed below reflects the amounts presented in the financial statements of the relevant joint venture and not the Group’s share of those amounts, unless otherwise stated. The information presented below has been amended to reflect adjustments made by the Company when using the equity method, including fair value adjustments and modifications for differences in accounting policy.

The loss for the period for the Italy Joint Venture for the three-month period ended March 31 is disclosed below, on a 100% ownership basis.

Income statement and statement of comprehensive income

	2018	2017
Operating revenue	1,723	1,637
Operating expenses	(1,885)	(1,606)
Other expenses	(111)	(187)
Income tax benefit / (expense)	13	(22)

Profit / (loss) for the period	(260)	(178)
Other comprehensive income / (loss)	(24)	—

Total comprehensive income / (loss)	(284)	(178)

Included within Operating expenses for the three-month period ended March 31, 2018 is US$641 (2017: US$445) of depreciation and amortization expense. Included within Other expenses for the three-month period ended March 31, 2018 is US$104 (2017: US$102) of interest expense.

Segment information

As disclosed in Note 4, the Italy Joint Venture is a separate reportable segment. Financial information for the three-month period ended March 31 is presented below.

	2018	2017
Revenue
External customers	1,723	1,637
Inter-segment	—	—

Total revenue	1,723	1,637

Adjusted EBITDA	479	476
Other disclosures
Capital expenditure	204	256

The following table provides a reconciliation of Adjusted EBITDA to Profit / (loss) for the period for the Italy Joint Venture, for the periods ended March 31.

	2018	2017
Adjusted EBITDA	479	476
Depreciation and amortization	(641)	(445)
Net finance costs	(104)	(100)
Other non-operating losses	(7)	(87)
Income tax benefit / (expense)	13	(22)

Profit / (loss) for the period	(260)	(178)

VEON Ltd  |  Unaudited interim condensed consolidated financial statements as of and for the period ended March 31, 2018

Notes to the interim condensed consolidated financial statements

(in millions of U.S. dollars unless otherwise stated)

8	PROPERTY AND EQUIPMENT

ACQUISITIONS AND DISPOSALS

The movement in property and equipment for the three-month period ended March 31 included the following:

	2018	2017
Cost of acquired assets	314	218
Net book value of assets disposed	24	11
Net loss on disposal of assets	17	7

For the three-month period ended March 31, 2018, there were no other material changes to property and equipment, other than foreign currency translation differences and depreciation charges.

9	INTANGIBLE ASSETS

ACQUISITIONS AND DISPOSALS

The intangible assets acquired in the three-month period ended March 31 included the following:

	2018	2017
Telecommunications licenses, frequencies and permissions	400	5
Software	40	43
Other intangible assets	20	2

Total intangible assets acquired	460	50

With the exception of the spectrum acquisitions described below, foreign currency translation differences and amortization charges, there were no material changes to intangible assets during the three-month period ended March 31, 2018. Included in amortization charge for the period is US$11 of accelerated amortization pertaining to brands and trademarks in Pakistan.

For the three-month periods ended March 31, 2018 and 2017, there were no impairment losses recognized in respect of intangible assets.

Acquisition of spectrum in Ukraine

In January 2018, the Company’s wholly-owned subsidiary in Ukraine, Kyivstar, secured one of three licenses to provide nationwide 4G/LTE services, subject to final regulatory approvals. Kyivstar paid UAH 0.9 billion (US$32) for 15MHz (paired) of contiguous frequency in the 2600 MHz band.

In addition, in March 2018, Kyivstar was awarded the following spectrum in the 1800MHz band suitable for 4G/LTE:

•	25MHz (paired) at UAH 1.325 billion (US$47); and

•	two lots of 5MHz (paired) at UAH 1.512 billion (US$53).

Acquisition of additional spectrum and 4G/LTE License in Bangladesh

In February 2018, the Company’s wholly-owned subsidiary in Bangladesh, Banglalink, was awarded technology neutral spectrum in the 1800 and 2100 MHz bands.

Banglalink will pay a total of US$308.6 for the spectrum excluding VAT. An upfront payment of 60% for the spectrum was paid in February 2018, with the remaining 40% payable over four years. In addition, Banglalink has paid US$35 to convert its existing spectrum holding in 900MHz and 1800MHz into technology neutral spectrum and a fee of BDT 100 million (US$1.2) to acquire the 4G/LTE license.

VEON Ltd  |  Unaudited interim condensed consolidated financial statements as of and for the period ended March 31, 2018

Notes to the interim condensed consolidated financial statements

(in millions of U.S. dollars unless otherwise stated)

GOODWILL

The movement in goodwill for the Group, per cash generating unit (“CGU”), consisted of the following for the three-month period ended March 31, 2018:

CGU	March 31, 2018	Currency translation	December 31, 2017
Russia	2,448	14	2,434
Algeria	1,347	7	1,340
Pakistan	234	(10)	244
Kazakhstan	185	8	177
Kyrgyzstan	129	1	128
Uzbekistan	46	—	46
Armenia	25	—	25

Total	4,414	20	4,394

Goodwill is tested for impairment annually (at October 1) or when circumstances indicate the carrying value may be impaired. The Company’s impairment test for goodwill is primarily based on fair value less cost of disposal calculations that use a discounted cash flow model. The key assumptions used to determine the recoverable amount for the different CGU’s were disclosed in the annual consolidated financial statements as of and for the year ended December 31, 2017.

The Company considers the relationship between its market capitalization and its book value, as well as weighted average cost of capital and the quarterly financial performances of each CGU when reviewing for indicators of impairment in interim periods.

There was no goodwill impairment recorded in the first quarter of 2018 or 2017.

10	FINANCIAL ASSETS AND LIABILITIES

There were no significant changes in financial assets and liabilities in the three-month period ended March 31, 2018, except for the scheduled repayments of debt or as described below. Furthermore, there were no changes in risks and risk management policies as disclosed in the Group’s annual consolidated financial statements as of and for the year ended December 31, 2017.

Upon transition to IFRS 9, the Company has reclassified financial assets from “Available for sale” to “Fair value through other comprehensive income with recycling”. For further details, refer to Note 2.

SIGNIFICANT CHANGES IN FINANCIAL ASSETS AND LIABILITIES

Banglalink financing

In February 2018 Banglalink Digital Communications Limited, a subsidiary of the Company, has performed multiple drawdowns in total amount of BDT 9,081 million (US$109) under a syndicated facility with several banks, which was entered into on December 24, 2017 for an amount of BDT 29,300 million (US$355 as of December 24, 2017). Repayment will take place through periodic instalments between December 24, 2018 and December 24, 2022.

FAIR VALUES

Set out below is a comparison by class of the carrying amounts and fair value of the Company’s financial instruments that are carried in the interim condensed consolidated financial statements as of March 31, 2018, other than those with carrying amounts that are reasonable approximations of fair values:

VEON Ltd  |  Unaudited interim condensed consolidated financial statements as of and for the period ended March 31, 2018

Notes to the interim condensed consolidated financial statements

(in millions of U.S. dollars unless otherwise stated)

	Carrying value		Fair value
	March 31, 2018	December 31, 2017	March 31, 2018	December 31, 2017
Financial assets
Financial assets at fair value through profit or loss
Derivatives not designated as hedges
Foreign exchange contracts	5	5	5	5
Embedded derivatives in notes	—	5	—	5
Financial assets at fair value through other comprehensive income (with recycling)	48	—	48	—
Available for sale financial assets (see Note 2)	—	71	—	71

Total financial assets at fair value	53	81	53	81

Financial assets at amortized cost
Bank deposits and interest accrued	43	70	43	70
Cash pledged as collateral (see Note 3)	—	998	—	998
Other investments	29	12	29	12
Other loans granted	4	3	4	3

Total financial assets at amortized cost	76	1,083	76	1,083

Total financial assets	129	1,164	129	1,164

Non-current	20	34
Current	109	1,130

	Carrying value		Fair value
	March 31, 2018	December 31, 2017	March 31, 2018	December 31, 2017
Financial Liabilities
Financial liabilities at fair value through profit or loss
Derivatives not designated as hedges
Foreign exchange contracts	2	—	2	—
Contingent consideration	49	49	49	49
Derivatives designated as net investment hedges
Cross currency interest rate exchange contracts	80	59	80	59
Derivatives designated as cash flow hedges
Interest rate exchange contracts	1	1	1	1

Total financial liabilities at fair value	132	109	132	109

Financial liabilities at amortized cost
Bank loans and bonds, principal	10,402	11,103	10,751	11,548
Interest accrued	132	129	132	130
Discounts, unamortized fees, hedge basis adjustment	(35)	(34)	—	—

Bank loans and bonds at amortized cost	10,499	11,198	10,883	11,678
Put-option liability over non-controlling interest	309	310	309	310
Other financial liabilities	86	13	86	13

Total financial liabilities at amortized cost	10,894	11,521	11,278	12,001

Total financial liabilities	11,026	11,630	11,410	12,110

Non-current	9,742	10,362
Current	1,284	1,268

VEON Ltd  |  Unaudited interim condensed consolidated financial statements as of and for the period ended March 31, 2018

Notes to the interim condensed consolidated financial statements

(in millions of U.S. dollars unless otherwise stated)

The fair value of the financial assets and liabilities are included as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair values were estimated based on quoted market prices for our bonds, derived from market prices or by using discounted cash flows under the agreement at the rate applicable for instruments with similar maturity and risk profile.

The carrying amount of cash and cash equivalents, trade and other receivables, and trade and other payables approximate their respective fair value.

The fair value of derivative financial instruments is determined using present value techniques such as discounted cash flow techniques, Monte Carlo simulation and/or the Black-Scholes model. These valuation techniques are commonly used for valuations of derivatives. Observable inputs used in the valuation techniques include LIBOR, EURIBOR, swap curves, basis swap spreads, foreign exchange rates and credit default spreads of both counterparties and our own entities.

The fair value of debt instruments measured at fair value through other comprehensive income are determined through comparison of various multiples and reference to market valuation of similar instruments quoted in an active market. If information is not available, a discounted cash flow method is used.

Fair value measurements for financial liabilities at amortized cost are based on quoted market prices, where available. If the quoted market price is not available, the fair value measurement is based on discounted expected future cash flows using a market interest rate curve, credit spreads and maturities.

Fair value hierarchy

As of March 31, 2018 and December 31, 2017, the Group recognized financial instruments at fair value in the statement of financial position.

The fair value hierarchy ranks fair value measurements based on the type of inputs used in the valuation:

•	Level 1: quoted (unadjusted) prices in active markets for identical assets or liabilities

•	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly

•	Level 3: inputs are unobservable inputs for the asset or liability

The following table provides the disclosure of recurring fair value measurements separately for each major class of assets and liabilities.

As of March 31, 2018	Level 1	Level 2	Level 3	Total
Financial assets at fair value through profit or loss
Derivatives not designated as hedges
Foreign exchange contracts	—	5	—	5
Financial assets at fair value through other comprehensive income (with recycling)	—	48	—	48

Total financial assets at fair value	—	53	—	53

Financial liabilities at fair value through profit or loss
Derivatives not designated as hedges
Foreign exchange contracts	—	2	—	2
Contingent consideration	—	—	49	49
Derivatives designated as net investment hedges
Cross currency interest rate exchange contracts	—	80	—	80
Derivatives designated as cash flow hedges
Interest rate exchange contracts	—	1	—	1

Total financial liabilities at fair value	—	83	49	132

VEON Ltd  |  Unaudited interim condensed consolidated financial statements as of and for the period ended March 31, 2018

Notes to the interim condensed consolidated financial statements

(in millions of U.S. dollars unless otherwise stated)

As of December 31, 2017	Level 1	Level 2	Level 3	Total
Financial assets at fair value through profit or loss
Derivatives not designated as hedges
Foreign exchange contracts	—	5	—	5
Embedded derivatives in notes	—	5	—	5
Available for sale financial assets (see Note 2)	—	71	—	71

Total financial assets at fair value	—	81	—	81

Financial liabilities at fair value through profit or loss
Derivatives not designated as hedges
Foreign exchange contracts	—	—	—	—
Contingent consideration	—	—	49	49
Derivatives designated as net investment hedges
Cross currency interest rate exchange contracts	—	59	—	59
Derivatives designated as cash flow hedges
Interest rate exchange contracts	—	1	—	1

Total financial liabilities at fair value	—	60	49	109

The reconciliation of movements relating to financial instruments classified in Level 3 of the fair value hierarchy:

Financial liabilities at fair value through profit or loss	Contingent consideration	Total
As of December 31, 2017	49	49

As of March 31, 2018	49	49

Transfers into and out of fair value hierarchy levels are recognized at the end of the reporting period (or the date of the event or change in circumstances that caused the transfer). On a quarterly basis, the Company reviews if there are any indicators for a possible transfer between Level 2 and Level 3. This depends on how the Company is able to obtain the underlying input parameters when assessing the fair valuations.

During the three-month period ended March 31, 2018, there were no transfers between Level 1, Level 2 and Level 3 fair value measurements.

All impairment losses and changes in fair values of financial instruments are unrealized and are recorded in “Other non-operating losses” in the consolidated income statement or “Other” in the consolidated statement of comprehensive income.

11	CASH AND CASH EQUIVALENTS

Cash and cash equivalents consisted of the following items:

	March 31, 2018	December 31, 2017
Cash at banks and on hand	895	840
Short-term deposits with original maturity of less than three months	498	464

Total cash and cash equivalents	1,393	1,304

VEON Ltd  |  Unaudited interim condensed consolidated financial statements as of and for the period ended March 31, 2018

Notes to the interim condensed consolidated financial statements

(in millions of U.S. dollars unless otherwise stated)

As of March 31, 2018 and December 31, 2017, there were no restricted cash and cash equivalent balances. Cash balances as of March 31, 2018 include investments in money market funds of US$240 (December 31, 2017: US$91).

12	DISPOSAL GROUPS CLASSIFIED AS HELD-FOR-SALE

The table below provides the details over assets and liabilities classified as held-for-sale, for the following disposal groups as of March 31, 2018:

	Laos	Deodar	Tajikistan	Total
Property and equipment	15	168	2	185
Goodwill	—	215	—	215
Intangible assets	2	—	—	2
Deferred tax assets	—	62	—	62
Other non-current assets	—	2	—	2
Current assets	4	39	7	50

Total assets held for sale	21	486	9	516

Non-current liabilities	(5)	(7)	—	(12)
Current liabilities	(8)	(35)	(26)	(69)

Total liabilities held for sale	(13)	(42)	(26)	(81)

Other comprehensive income related to disposal group	1	(58)	(1)	(58)
Non-controlling interests related to disposal group	(5)	—	—	(5)

Following the classification of a disposal group as held-for sale, the Company no longer accounts for depreciation and amortization expenses of property and equipment and intangible assets.

Laos operations

On October 27, 2017, VimpelCom Holding Laos B.V. (“VimpelCom Laos”), a subsidiary of the Company, entered into a Sale and Purchase Agreement for the sale of its operations in Laos to the Lao People’s Democratic Republic (“Government of Laos”). Under the agreement, VimpelCom Laos will transfer its 78% interest in VimpelCom Lao Co. Limited (“VIP Lao”) to the Government of Laos, the minority shareholder, in exchange for purchase consideration of US$22. As a result of this anticipated transaction, we classified our Laos business as a disposal group held for sale on June 30, 2017.

Purchase consideration was received in two separate payments, on December 8, 2017 and February 22, 2018. The sale of Laos was completed subsequent to period end, on May 3, 2018.

Towers in Pakistan

On August 30, 2017, Pakistan Mobile Communications Limited (“PMCL”), a subsidiary of the Company, signed an agreement for the sale of its subsidiary, Deodar (Private) Limited (“Deodar”) for approximately US$940, subject to customary closing adjustments, to Tanzanite Tower (Private) Limited, a tower operating company owned by edotco Group Sdn. Bhd. and Dawood Hercules Corporation.

Deodar holds the tower business of PMCL, a portfolio of approximately 13,000 towers, and provides network tower services in Pakistan. As a result of this anticipated transaction, on June 30, 2017, the Company classified Deodar as a disposal group held-for-sale. The completion of the transaction is subject to the satisfaction or waiver of certain conditions including receipt of customary regulatory approvals.

Tajikistan operations

On April 5, 2018, VEON Holdings B.V., a fully-owned subsidiary of the Company, signed an agreement with ZET Mobile Limited (“ZET”) for the sale of 100% of shares in its subsidiary, Vimpelcom (BVI) AG, which owns 98% of shares in Tacom LLC (“Tacom”). The remaining 2% interest in Tacom is owned by the shareholder of ZET.

VEON Ltd  |  Unaudited interim condensed consolidated financial statements as of and for the period ended March 31, 2018

Notes to the interim condensed consolidated financial statements

(in millions of U.S. dollars unless otherwise stated)

As a result of this anticipated transaction, on March 31, 2018, the Company classified Tacom as a disposal group held-for-sale. The completion of the transaction is subject to the satisfaction or waiver of certain customary conditions.

13	DIVIDENDS PAID AND PROPOSED

On February 22, 2018, the Company announced that the VEON Supervisory Board had approved a final dividend of US 17 cents per share, which was paid on March 13, 2018. For ordinary shareholders at Euronext Amsterdam, the final dividend of US 17 cents was paid in euro.

The Company made appropriate tax withholdings of up to 15% when the dividend was paid to the Company’s share depositary, The Bank of New York Mellon.

14	RELATED PARTIES

As of March 31, 2018, the Company has no ultimate controlling shareholder. See also Note 1 for details regarding ownership structure.

The following table provides the total amount of transactions that have been entered into with related parties for the three-month period ended March 31:

	2018	2017
Revenue from related parties
Telenor	—	11
Joint ventures and associates	6	9

	6	20

Services from related parties
LetterOne	3	—
Telenor	—	10
Joint ventures and associates	5	6

	8	16

The following table provides the total balance of accounts with related parties and their affiliates at the end of the relevant period:

	March 31, 2018	December 31, 2017
Accounts receivable from related parties
Joint ventures and associates	5	23
Other assets due from related parties	2	3

	7	26

Accounts payable to related parties
LetterOne	2	—
Joint ventures and associates	—	5

	2	5

SERVICE AGREEMENTS

All service agreements with related parties are disclosed in Note 25 in the Company’s annual consolidated financial statements as of and for the year ended December 31, 2017. There were no new agreements entered into between the Company and related parties during the three-month period ended March 31, 2018.

VEON Ltd  |  Unaudited interim condensed consolidated financial statements as of and for the period ended March 31, 2018

Notes to the interim condensed consolidated financial statements

(in millions of U.S. dollars unless otherwise stated)

COMPENSATION OF KEY MANAGEMENT PERSONNEL OF THE COMPANY

Value growth cash-based long-term incentive plans

The carrying value of obligations under the Value-growth cash based long-term incentive plan (the “LTI Plan”) as of March 31, 2018 and December 31, 2017, respectively, was equal to US$7 and US$58. Included within ‘Selling, general and administrative expenses’ for the three-month periods ended March 31, 2018 and 2017, respectively, is a gain of US$47 and an expense of US$2 relating to share-based payment expense under the LTI Plan.

15	RISKS, COMMITMENTS, CONTINGENCIES AND UNCERTAINTIES

There were no material risks, commitments, contingencies and uncertainties that occurred during the three-month period ended March 31, 2018, and there were no material changes during the same period to the risks, commitments, contingencies and uncertainties as disclosed in the Note 26 and Note 27 in the Group’s annual consolidated financial statements as of and for the year ended December 31, 2017.

16	EVENTS AFTER THE REPORTING PERIOD

ZTE Denial Order

In April 2018, the U.S. Department of Commerce imposed an export Denial Order under the Export Administration Regulations on ZTE Corporation (“ZTE”), an important third-party supplier. The Denial Order is publicly available on the website of the U.S. Department of Commerce. Among other restrictions, the Denial Order prohibits exports and re-exports of U.S. products, technology and software to and from ZTE and restricts our ability to receive certain services from ZTE. We continue to assess the implications of the Denial Order and are taking necessary and appropriate remedial measures to mitigate any impact. We have restricted our dealings with ZTE as required under the Denial Order and, in certain circumstances, the restrictions imposed by the Denial Order could lead to service degradation and disruptions in certain markets.

Amsterdam, May 14, 2018

VEON Ltd.

VEON Ltd  |  Unaudited interim condensed consolidated financial statements as of and for the period ended March 31, 2018